      As filed with the Securities and Exchange Commission on June 1, 1998

                                                      Registration No. 333-53513

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                             -----------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              IVI PUBLISHING, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               MINNESOTA                                        7372                          41-1686038
(State of incorporation or organization)            Primary Standard Industrial    (IRS Employer Identification No.)
                                                    Classification Code Number

                          808 HOWELL STREET, SUITE 400
                            SEATTLE, WASHINGTON 98101
                                 (206) 583-0100
--------------------------------------------------------------------------------
        (Address, including zip code, and telephone number including area code, of registrant's principal executive office)

                   ROBERT N. GOODMAN, CHIEF EXECUTIVE OFFICER
--------------------------------------------------------------------------------
                          808 HOWELL STREET, SUITE 400
                            SEATTLE, WASHINGTON 98101
                                 (206) 583-0100
--------------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                    ----------------------------------------

                        Copies of all communications to:
                                 C. Kent Carlson
                            Christopher H. Cunningham
                            Preston Gates & Ellis LLP
                           701 Fifth Avenue Suite 5000
                         Seattle, Washington 98104-7078
                                 (206) 623-7580

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AT SUCH TIME OR TIMES AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS THE SELLING SHAREHOLDERS SHALL DETERMINE.

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                              IVI PUBLISHING, INC.

                        2,150,000 Shares of Common Stock

        The shares offered hereby (the "Shares") consist of shares of common stock, $.01 par value ("Common Stock"), of IVI Publishing, Inc., a Minnesota corporation (the "Company"), that may be offered and sold from time to time by the shareholders described herein under "Selling Shareholders" (the "Selling Shareholders") or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company has agreed to bear all expenses in connection with the registration of the Shares being offered by the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The Shares may be sold from time to time in transactions on the NASDAQ Small Cap Market ("Nasdaq SmallCap") at the market prices then prevailing, in privately negotiated transactions or otherwise. In connection with any sales, the Selling Shareholders and any brokers and dealers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. See "Plan of Distribution."

        On April 10, 1998, the Company sold 5,000 shares of its Series B Convertible Preferred Stock, $.01 par value (the "Preferred Stock"), and warrants to purchase 66,778 shares of Common Stock (the "Warrants") to the Selling Shareholders in a private transaction. The Shares being offered hereby by the Selling Shareholders may be acquired, from time to time, upon conversion of the Preferred Stock, including additional shares of Preferred Stock which may be issued as dividends on the Preferred Stock, exercise of the Warrants, or in all three circumstances. The Shares include such presently indeterminate number of additional shares of Common Stock as may be issued on conversion of the shares of its Preferred Stock held by the Selling Shareholders pursuant to the provisions of the Certificate of Designation of the Preferred Stock regarding determination of the applicable conversion price and on exercise of the Warrants. The actual number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock is subject to adjustment depending on factors which cannot be predicted by the Company at this time, including, among others, the future market prices of the Common Stock.


        The Common Stock is listed on the Nasdaq SmallCap under the symbol IVIP. On May 28, 1998, the closing price for the Common Stock was $5.9375.



        THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS-EFFECT ON FORWARD LOOKING STATEMENTS" BEGINNING ON PAGE 6 FOR CERTAIN FACTORS RELATED TO THIS OFFERING.


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

        No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.


           The date of this Prospectus is June 2, 1998.

                                TABLE OF CONTENTS

                                                                                                            Page

AVAILABLE INFORMATION........................................................................................3

PROSPECTUS SUMMARY...........................................................................................4

RECENT DEVELOPMENTS..........................................................................................4

RISK FACTORS-EFFECT ON FORWARD LOOKING STATEMENTS............................................................5

YEAR 2000 COMPLIANCE.........................................................................................9

SELECTED FINANCIAL DATA.....................................................................................10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.......................11

BUSINESS....................................................................................................16

DESCRIPTION OF PROPERTY.....................................................................................24

USE OF PROCEEDS.............................................................................................24

SELLING SHAREHOLDERS........................................................................................25

PLAN OF DISTRIBUTION........................................................................................26

DIRECTORS AND EXECUTIVE OFFICERS............................................................................27

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............................................30

DESCRIPTION OF SECURITIES...................................................................................31

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.........................32

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS.....................................................33

EXECUTIVE COMPENSATION......................................................................................34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................................37

LEGAL MATTERS...............................................................................................37

EXPERTS.....................................................................................................37

FINANCIAL STATEMENTS.......................................................................................F-1

INFORMATION NOT REQUIRED IN PROSPECTUS....................................................................II-1

SIGNATURES................................................................................................II-7

                              AVAILABLE INFORMATION

        The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by the Company are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is currently listed on the Nasdaq Small Cap Market under the symbol IVIP.

        No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements.

                                   THE COMPANY

        IVI Publishing, Inc. ("IVI" or the "Company") was incorporated under the laws of the State of Minnesota in 1990. The Company corporate offices, previously located in Minnesota, are now located at 808 Howell Street, Suite 400, Seattle, Washington 98101 and its telephone number is (206) 583-0100.

                                  THE OFFERING


Securities offered..................... 2,150,000 shares of Common Stock (plus an indeterminate number of additional
                                        shares of Common Stock issuable by the
                                        Company upon conversion of the Preferred
                                        Stock, including issuance of dividends
                                        on the Preferred Stock in the form of
                                        additional shares of Preferred Stock,
                                        and exercise of the Warrants). See
                                        "Description of Securities."

Common Stock to be outstanding
after the offering..................... Approximately 12,289,710 shares
                                        (assuming exercise of all Warrants and
                                        further assuming that the Preferred
                                        Stock and dividends issuable thereon,
                                        are converted into Common Stock at the
                                        maximum rate allowable by the terms of
                                        the agreements relating to the issuance
                                        of the Preferred Stock).

Use of Proceeds........................ The Company will receive no proceeds from the sale of the Common Stock by the Selling Shareholders.

Risk Factors........................... Investment in the Common Stock involves a high degree of risk. See "Risk
                                        Factors."

Nasdaq Small Cap Market symbol......... IVIP


                               RECENT DEVELOPMENTS

        Change of Core Business Focus. In the first quarter of 1998, the management of the Company, including the Board of Directors, determined to change the core business focus of the Company from the development, sales and support of CD-ROM products to an Internet Web Site design and hosting company (primarily of the Web Site onhealth.com). See "Risk Factors-Effect on Forward Looking Statements" and "Business."

        Private Placement. On April 10, 1998, the Company raised $5,000,000, less expenses, through the sale to the Selling Shareholders of 5,000 shares of Preferred Stock and the issuance of the Warrants. See "Selling Shareholders."

                RISK FACTORS-EFFECT ON FORWARD LOOKING STATEMENTS


        Prospective investors should carefully consider the factors set forth below, in addition to the other information contained and incorporated in this Prospectus, in evaluating an investment in the Common Stock offered hereby.


        Limited Operating History and Accumulated Deficit; Continuing Operating Losses. The Company was incorporated in 1990 and has been operating continuously since 1991. However, it has only been active online since 1996 and the OnHealth network web site made its debut in July 1997 ("OnHealth Network"). The Company, therefore, has a limited history of operation on which to base analysis of financial results relating to its internet Web Site hosting of healthcare information. Since its founding in 1990, the Company has generated an accumulated deficit of approximately $80.8 million and has incurred significant losses in each of the last five years. The Company's ability to generate profits will be dependent upon creating services with high degrees of leverage. In turn, that will require creation of significant revenue streams from its online properties, earning substantial gross margins on those revenue streams and controlling its costs of operation. The Company anticipates continued significant operating losses at least through 1998, as the OnHealth flagship site is redesigned and the OnHealth Network is enhanced. There is no assurance that the Company will ever attain profitability.

        Shift to Advertising Revenues May Not Replace Revenues from Sales of CD-ROMs. Since its inception until early 1998, a vast percentage of the Company's revenues were based on development, sales and support of CD-ROM titles. In January 1998, the company's new management team determined to change the Company's core business focus to Internet Web site hosting of health care related content and the dissemination of health and wellness information from the Company's web sites. The principal form of revenue from this business model is advertising. Although revenues from CD-ROMs have declined significantly since 1995, advertising revenues may never be sufficient to offset such declines in revenue. Since the Company has not completed this transformation, there are no results on which to base the potential profitability or viability of the Company. The Company will face essentially the same risks and uncertainties of any new venture, and there can be no assurance that the Company will be anymore successful in this venture than in its previous business activities.

        Reliance on Advertising Revenues. The Company's new business model provides that the Company will derive a substantial portion of its revenues from the sale of advertisements on its Web pages. For the year ended December 31, 1997, advertising revenues did not represent a significant portion of the Company's total revenues. The Company's strategy is to continue to develop advertising and other methods of generating revenues. The Company is in the early stages of licensing its products and technology and in implementing its advertising program. The Company's ability to generate significant advertising revenues will depend, among other things, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services possessing demographic characteristics attractive to advertisers and the expansion of the Company's advertising sales force. In addition, there is fluid and intense competition in the sale of advertising on the Internet, resulting in a wide range of rates quoted by different vendors for a variety of advertising services which makes it difficult to project future levels of advertising revenues which will be realized generally or by any specific company. Further, significant and consistent investment on the Internet by many advertisers is dependent upon validation that the Internet is an effective advertising medium, which validation has not yet occurred and which is essential to the achievement of steady and predictable advertising revenues. See "Business--Marketing and Promotion" and "Business--Web Activities: Prospective."

        Mature Market; Unproven Acceptance of the Company's Products and Services; Uncertain Adoption of the Internet as an Advertising Medium. The market for the Company's products and services has recently rapidly matured, leading to significant reductions in income since 1995. The market is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for use on the Internet. The Company's market is highly dependent upon the increased use of the Internet for information publication, distribution and commerce, and on the development of the Internet as an advertising medium. The Company's future operating results will depend upon the continued emergence of the Internet advertising market, the successful implementation of the Company's advertising program and its ability to establish licensing relationships for the Company's content with leading Internet businesses. There can be no assurance, however, that the Internet advertising market will develop as an attractive and sustainable medium, that the Company will achieve market acceptance of its health related products and services or that the Company will be able to execute its business plan successfully. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is young and has few proven products. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising) remain unresolved and may impact the growth of Internet use or the placement of advertisements on the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an attractive medium for advertising, the Company's business, results of operations and financial condition will be materially adversely affected.

        Because the market for the Company's products and services is new and evolving, it is difficult to predict the size of this market and growth rate, if any. There can be no assurance that the market for the Company's products and services will develop or that satisfactory demand for the Company's products or services will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business--Web Activities: Prospective."

        Unpredictability of Future Revenue Streams; Potential Fluctuations in Quarterly Results. Since the Company's online operating history is very limited and the economics of the Internet are still evolving, it is difficult to forecast future revenues with a high degree of accuracy. While the investments that the Company plans in personnel, product and development are largely fixed and are committed to in the near term, the expected operating profits are highly variable with respect to consumer demand over the longer term. For this reason, shortfalls in consumer demand will have a significant negative impact on Company profitability.

        Results are expected to vary to some extent on a quarterly basis. The advertising and retail industries typically experience their best quarter in the fourth quarter of each year, and to the extent that the Company relies upon advertising and transactional revenues, its revenues will be similarly variable. Due to the health related nature of editorial content, management believes that OnHealth revenues will not be as seasonal as the remainder of the advertising and retail industries. Since the Company's expense levels are based upon anticipated advertising and licensing revenue, the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. In addition, the Company plans to significantly increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, broaden its customer support capabilities and establish brand identity and strategic alliances.

        The Company expects CD-ROM sales, as a percentage of gross revenues, to continue to decrease significantly and continue to be subject to the seasonality that generally affects the computer software business. Typically net revenues, gross margins and operating income are fairly constant in the first, second and third quarters and are highest during the fourth quarter. This seasonality is due principally to the increased demand for the Company's CD-ROM products during the holiday season. Because revenues from other segments of the Company's integrated publishing and Web site hosting strategies are not subject to the same seasonality, the development of these aspects of the Company's business in 1997 did reduce the impact the seasonality in the CD-ROM segment of the Company's business has on the Company's operations.

        Reliance On External Financing. The Company's operations generated a negative cash flow during 1997. The degree to which the Company is a net user of cash is likely to increase in 1998, as a result of the expansion plans for the OnHealth Network and as a consequence of focusing on a new business model. The Company will therefore depend upon external financing for operations and liquidity. There can be no assurance that additional capital, on a debt or equity basis, will be found, or if found that it will be on economically viable terms. See "Recent Developments".

        Competition. There are a number of competitors currently delivering online health content, and it is likely that more competitors will emerge in the near future. Many of today's competitors are better financed, have longer operating histories and better brand recognition than the Company, and some have internal distribution or cross-promotional opportunities to support their online ventures that the Company does not have and can not replicate for a reasonable investment. It is possible that existing or emerging competitors may be able to secure critical editorial content or distribution relationships on an exclusive basis, or may raise a provider's expectation about the value of such assets. For these reasons, increased competition may result in diminished profit margins, market share or brand value. The Company expects that competition will increase online in the future due to more entrants introducing competitive products and industry consolidation, which could result in better-financed competitors.

        The intense competition in the consumer software business continues to accelerate as an increasing number of companies, many of which have financial, managerial, technical and intellectual property resources greater than those of the Company, offer products that compete directly with one or more of the Company's products. Sales of products on older platforms have declined, and there can be no assurance that sales of these products will not decline further or experience lower than expected sales levels. There can be no assurance that sales of the Company's existing products will continue to sustain market acceptance and to generate significant levels of revenue in subsequent quarters. In addition, retailers of the Company's products typically have a limited amount of shelf space and promotional resources for which there is intense competition. There can be no assurance that retailers will continue to purchase all of these products or provide these products with adequate levels of shelf space and promotional support.

        Dependence on Key Personnel. The Company's development and operation, especially of its new business focus, is expected to be substantially dependent on the services of its President and Chief Executive Officer, Robert N.Goodman and on the Company's Editor-in-Chief, Rebecca Farwell. The loss of either
Mr. Goodman's or Ms. Farwell's services could materially and adversely affect the Company's business prospects. The Company is also dependent on the continued service of certain other key management as well as its software engineering personnel, the loss of whose services could significantly delay the achievement of the Company's planned development objectives. The Company has not purchased key man life insurance on any of its personnel. Achievement of the Company's business objectives will require substantial additional expertise in the areas of technology, finance, manufacturing and marketing. The Company is actively seeking additional qualified personnel. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract and retain the additional highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business and results of operations. See "Business - Employees."


        Risks Related To System Development and Operation. The enhancement of OnHealth.com as part of the OnHealth Network is dependent upon various development efforts which will be performed by in-house Company employees and by contractors. There can be no assurance that this development effort will be completed in a timely fashion. To the extent that development is incomplete or delayed, the Company will incur additional development expense and may lose a portion of its advantage, if any, to competitors.


        All companies that rely on the Web are dependent upon the continuous, reliable and secure operation of Web servers and related hardware and software. To the extent that service is interrupted, consumers will be inconvenienced and commercial clients will suffer from a loss in advertising or transaction delivery. These shortfalls will directly result in a revenue loss to the Company.

        The Company's computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, earthquake, flood, power loss, telecommunications failures, physical or software break-ins and similar events. The Company does not have full redundancy for all of its computer and telecommunications facilities and it does not carry business interruption insurance to protect it in the event of a catastrophe. Such an event could lead to significant negative impacts on the Company's operating results and financial condition.

        Management of Potential Growth. To accommodate the demand of additional editorial content and distribution channels for the OnHealth Network, the employee base could grow significantly from the March 31, 1998 level of 25 employees. The expansion of the Company's workforce could place a significant strain on the Company's management, financial resources and infrastructure. There is no assurance that the Company will be able to attract and retain employees with the appropriate skill sets, or that the Company will be able to manage growth effectively. If the Company is unable to manage growth in the coming years, there could be an adverse affect on the Company's operations.

        Risk Associated with Certain Litigation. In February 1996, an action in the District Court of Hennepin County (Minnesota) was brought by T. Randal Productions et al. against the Company and one current and two former employees. The plaintiffs make various allegations, including misappropriation of corporate opportunities and trade secrets by the Company and its employees and sought award of monetary damages, exemplary damages and royalties substantially in excess of $10,000,000. In November 1997, a jury found that there was no joint venture between T. Randal and the Company and/or any of its employees but awarded T. Randal $480,000 plus interest for damages sustained to its business. The jury verdict is subject to motions for a new trial, amended findings and for judgment notwithstanding the verdict and to appeal to the Court of Appeals. The plaintiffs also have an action pending against certain affiliates of the Company on the same grounds on which the action against the Company was based. The Company has indemnified these principles against any damages arising out of these claims. While the Company is unable to predict the ultimate outcome of this legal action, an outcome whereby T. Randal was completely successful on its claim would have a material adverse effect on the Company and could cause it to discontinue operations.

        Risks of New Business Areas. Some of the incremental opportunities that will comprise the OnHealth Network may follow business models that are unfamiliar to the Company today, or that are completely without precedent. These expansions will require significant commitment of resources and time, and there is no assurance that the Company will benefit from being the first entrant in a new business or economic model, or that such business or economic model will be viable. It is also possible that new businesses or economic models will impair the Company's ability or reputation with respect to existing customers or suppliers, to the detriment of the OnHealth brand. A lack of market response or the failure of an economic model could have detrimental effects on the Company's results.

        Risks Associated With Strategic Alliances. The Company may elect to enter into strategic alliances with respect to content provision, promotion, distribution or technology, among other areas. Such alliances carry risks that are associated with any alliance. These risks may include difficulty in coordinating the roles of strategic allies, the possibility of disruption of the Company's core business, maintenance of editorial or quality standards and the potential to damage relationships with current Company employees. There is no assurance that the Company's alliances will avoid these and similar risks.

        Rapid Technological Change. The Internet's technology is changing at a rapid pace. In order to remain competitive, the Company must remain at the forefront of the new features and capabilities that are being and that will be introduced. This may entail a continuous level of development and capital spending. If the Company is unable to make these changes, for financial, operational, legal, or any other reason, it risks a loss of market share and some portion of its brand identity.

        Reliance On External Content. The Company intends to produce only a portion of the editorial content that will be found on the OnHealth Network, and none of the content utilized by CD-ROM or cable television distribution media. It will be reliant on third-party firms that have the expertise, technical capability, name recognition, and willingness to syndicate product content for branding and distribution by others. As health-related content grows on the Web, there may be increasing competition for the best product suppliers, which may result in a competitor to the Company acquiring a key supplier on an exclusive basis, or in significantly higher content prices. Such an outcome could make the OnHealth Network less attractive or useful for an end user, or could reduce the profitability of IVI. Either event would have a materially adverse impact on the Company's results.

        Governmental Regulation and Legal Issues. The Company is not governed by any laws of any government entity, other than general business and taxation regulations and the general regulations that surround online enterprises. However, with the growing popularity of online usage, various new regulations are possible which may affect privacy, intellectual property rights, marketing, pricing, content, or other issues. The adoption of additional laws in this field may reduce consumer demand for online services, or adversely impact the Company's cost of doing business. Either outcome could have a material adverse affect on the Company's financial results.


        Control By Existing Shareholders. As of May 15, 1998, the Company's executive officers, directors and 5% shareholders and their affiliates beneficially own approximately 44% of the Company's outstanding shares of Common Stock. Accordingly, these individuals will have the ability to influence the election of the Company's directors as well as significant corporate matters requiring approval by the shareholders of the Company. Such concentration of ownership and the lack of cumulative voting also may have the effect of delaying or preventing a change in control of the Company.

        Absence of Dividends. The Company has not paid cash dividends since its inception. The Company intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Company's Articles of Incorporation and Bylaws, the payment of dividends is subject to the discretion of the Company's Board of Directors and any terms and conditions imposed by law.


NOTE REGARDING FORWARD LOOKING STATEMENTS

        Certain statements made in this Prospectus, summarized here, are forward-looking statements that involve risk and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to those identified:

- The expectation that the Company will become the leading on-line health information network depends on the Company's ability to obtain high quality editorial content, its ability to implement effective traffic building programs, as well as other general market conditions and competitive conditions within this market, including the introduction and further development of competitive web sites.

- The expectation that the Company will re-release its OnHealth.com web site in the third quarter of 1998 and that it will launch a family of web sites to be included in the OnHealth network depends upon successful development efforts and meeting the currently scheduled timetable for such development, as well as being able to obtain any necessary or desired licensing or other content rights on a timely basis.

- The expectation that the Company will see a growth in revenues and positive net income as a result of its shift in focus to its on-line health network depends on customer interest, the ability to obtain successful revenue sources from advertisers, as well as other general market and competitive conditions within the on-line health network market.


- The expectation that the Company will be able to meet its ongoing financial obligations and operate through, at least December 31, 1998 depends on the Company's ability to increase advertising revenue substantially, its ability to meet its goals, acceptance of the Company's products, and its ability to control its costs of operations.

- The expectation that the Company will receive $2,250,000 in cash from AHN in 1998 depends on AHN's ability to meet its revenue goals and its willingness to timely pay and fulfill its commitment to the Company.


                              YEAR 2000 COMPLIANCE

        The Company has determined that it will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The Company's Year 2000 initiative is being managed by internal staff. The activities are designed to ensure that there is no adverse effect on the Company's core business operations and that the transactions with customers, suppliers and financial institutions are fully supported. The Company is well underway with these efforts, which are scheduled to be completed by 1999. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's systems and operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Year 2000 initiative is not expected to be material to the Company's results of operations or financial position.

                             SELECTED FINANCIAL DATA

        The following table presents summary historical financial information of the Company. The financial information as of December 31, 1997, 1996, 1995, 1994 and December 31, 1993 has been derived from the financial statements. The audited balance sheet at December 31, 1997 and 1996 and the related statements of operations, cash flows and changes in shareholders' equity (deficit) for each of the three years in the period ended December 31, 1997 and the notes thereto (the "Audited Financial Statements"), together with unaudited information as of and for the three months ended March 31, 1998 and 1997, appear elsewhere in this Prospectus. This summary financial information should be read in conjunction with the Financial Statements and other financial information included elsewhere in this Prospectus.



                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:             Three Months Ended                           Year Ended December 31
                                               March 31
                                              (unaudited)
                                          1998         1997         1997          1996          1995          1994          1993
                                        --------     --------     --------      --------      --------      --------      --------
Net revenue                              $   330      $ 1,719     $  3,761      $  9,470      $ 11,970      $  7,013      $  2,264
Cost of revenues                             688          770        2,541         5,076         6,231         2,402           580
                                        --------     --------     --------      --------      --------      --------      --------
Gross margin                                (358)         949        1,220         4,394         5,739         4,611         1,684

Cost and expenses:
      Product development                    728        1,311        4,243         5,651         7,494        19,503         6,614
      Sales and marketing                    436          394        1,347         2,705         7,473         9,694         2,586
      General and administrative             743          766        6,892         6,364         5,647         5,585         1,495
      Investment in affiliate                              --                                                  2,263
                                        --------     --------     --------      --------      --------      --------      --------

Loss from operations                      (2,265)      (1,522)     (11,262)      (10,326)      (14,875)      (32,434)       (9,011)

Other income, net                             12          (59)         315           169           641         1,177           184
                                        --------     --------     --------      --------      --------      --------      --------

Net loss                                  (2,253)      (1,581)     (10,947)      (10,157)      (14,234)      (31,257)       (8,827)


Preferred stock dividends                     --          (30)        (100)         (119)          (20)
Preferred stock accretion                     --          (13)         (43)          (60)
Preferred stock deemed dividend               --           --       (2,875)
                                        --------     --------     --------      --------      --------      --------      --------
Net loss applicable to common stock
                                         ($2,253)     ($1,624)    ($13,965)     ($10,336)     ($14,254)     ($31,257)     ($ 8,827)
                                        ========     ========     ========      ========      ========      ========      ========

Net loss per common share
      Basic and diluted                   ($0.22)      ($0.21)    ($  1.73)     ($  1.36)     ($  1.90)     ($  4.75)     ($  5.11)
                                        ========     ========     ========      ========      ========      ========      ========


BALANCE SHEET DATA:                            March 31                                     December 31
                                          1998         1997         1997          1996          1995          1994          1993
                                        --------     --------     --------      --------      --------      --------      --------
Cash, cash equivalents and
      short-term investments             $   571      $ 2,071     $  2,488      $  3,462      $  7,759      $ 20,653      $ 19,835
Working capital (deficiency)              (3,244)       2,028       (1,252)        3,230         8,607        20,735        19,622
Total assets                               2,038       10,722        4,577        13,411        18,352        32,101        22,561
Convertible                                   --
      subordinated debentures                           3,500                      3,500
Total liabilities                          4,189        7,453        4,559         8,606         3,627         5,133         1,556
Convertible redeemable preferred
      stock                                             1,918                      1,905         1,845
Shareholders' (deficit) equity            (2,151)       1,351           18         2,900        12,880        26,968        21,005

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OVERVIEW

        Since its inception, the Company's strategy has been to develop online and cable television platforms, as well as maintain its staple platform, CD-ROMs, in order to enhance an integrated approach to publishing electronic health and medical information. In 1997, the Company was distributing its health and medical information to end users via all three platforms. Under this strategy, the Company was never able to attain profitability, and, at December 31, 1997, had an accumulated deficit of $78,576,000. In 1997, the Company's Board of Directors revised its business strategy and brought in an entirely new management team and other key employees skilled in the development of internet websites. The Company's current strategy is to focus its resources on the development of an internet-delivered, consumer-oriented network of health and wellness sites.

RESULTS OF OPERATIONS

        The following table sets forth selected income statement data of IVI Publishing, Inc. and such data as a percentage of net revenues for the three years ended December 31, 1997.

                                                                 Year ended December 31,
                                                              (Dollar amounts in thousands)

                                       1997                               1996                              1995
                                       ----                               ----                              ----

Net Revenues              $  3,761              100%         $  9,470              100%         $ 11,970              100%
Gross margin                 1,220               32%            4,394               46%            5,739               48%
Operating expenses          12,482              332%           14,720              155%           20,614              172%
Operating loss             (11,262)            (299)%         (10,326)            (109)%         (14,875)            (124)%
Net loss                  ($10,947)            (291)%        ($10,157)            (107)%        ($14,234)            (119)%

REVENUES

Revenues for 1997, 1996 and 1995 were as follows:

                                               1997               1996               1995
                                           -----------        -----------        -----------

Product sales and licensing revenue        $ 1,990,000        $ 5,152,000        $ 8,333,000
Contract development revenue                 1,220,000          1,346,000          1,637,000
Cable television licensing revenue             493,000          1,972,000          1,000,000
Online revenue                                  58,000          1,000,000          1,000,000
                                           -----------        -----------        -----------

Net revenues                               $ 3,761,000        $ 9,470,000        $11,970,000
                                           ===========        ===========        ===========


        Sales for 1997, 1996 and 1995 of $3,761,000, $9,470,000 and $11,970,000,
respectively, represent a decrease of 60% from 1996 to 1997 and 21% from 1995 to 1996. The 60% decrease in 1997 is due to a substantial reduction in product sales and licensing revenue of $3,162,000, or 61%, a substantial reduction in cable television licensing revenue of $1,479,000, or 75%, and a decrease in online revenue from $1,000,000 to $58,000. The 21% decrease in 1996 is due primarily to lower product sales and licensing revenue which declined $3,181,000, or 38%, relative to the previous year. This was partially offset by a $972,000 increase in cable television licensing revenue.

PRODUCT SALES AND LICENSING REVENUE

        Product sales and licensing revenue has declined steadily from 1995 to 1997. The decrease in revenue of $3,162,000 from 1996 to 1997 was a result of increased competition and lower unit sales as the Company shifted its focus to its online efforts and released fewer new CD-ROM products. In 1998, the Company expects a continued shift in focus toward the online efforts, and anticipates intense competition to continue in the CD-ROM business.

        In late 1995, the Company signed a new CD-ROM distribution agreement which resulted in a lower net sales price to the Company on products sold and contributed to the decrease of $3,181,000 in revenue from 1995 to 1996. Also during this period, increased competition for shelf space led to further price erosion in addition to a decrease in unit sales.

CONTRACT DEVELOPMENT REVENUE

        Contract development revenues decreased slightly from 1996 to 1997, and from 1995 to 1996. The decrease represents management's efforts to control costs and focus on more profitable contracts.

CABLE TELEVISION LICENSING REVENUE

        Cable television licensing revenue reflects revenue from the content and royalty agreement with America's Health Network (AHN). Under the agreement, the Company is licensing its multimedia content to AHN from May 1995 to March 25, 2001, and is to receive a minimum of $11,000,000 in licensing royalties over the life of the agreement. This revenue was being recognized evenly over the life of the contract. Due to the gradual increase in actual payments versus the straight-line revenue recognition policy, a receivable was recorded for the difference between the revenue recognized and the cash received during the early years of the contract. The $972,000 increase in revenue from 1995 to 1996 was a result of a full year of revenue in 1996 compared to a partial year in 1995. The $1,479,000 decrease in revenue from 1996 to 1997 was a result of AHN's inability to make the required payment due to its financial difficulties. In June 1997, as a result of the Company not receiving its quarterly payment, the outstanding AHN receivable was fully reserved. As a result of the uncertainty of AHN's ability to pay royalties under the agreement, the Company began recognizing royalty revenue only on a cash basis. In December, AHN resumed payments and the Company received a royalty payment of $1,313,000. This payment was applied against the previously recorded receivable, and the related bad debt reserve of $1,313,000 was reversed. At December 31, 1997, the Company has a fully reserved receivable of $715,000.

ONLINE REVENUES

        The online revenues recorded in 1995 and 1996 related to nonrefundable advances payable to the Company under the exclusive agreement signed with AT&T in October 1995. Online revenues decreased $942,000 from 1996 to 1997 due the discontinuance by AT&T of the AT&T Healthsite in August 1996. The $58,000 in revenue in 1997 was generated through the sale of site sponsorships, advertising and premium services on its OnHealth.com and former O@sis Web site. In September 1997, the Company entered into an agreement with Mayo Foundation which included the full transfer to Mayo of the Company's ownership interest in the O@sis Website (See Note 15 to the financial statements).

GROSS MARGIN

        Gross margin as a percentage of net revenues was 32% in 1997 compared to 46% in 1996. The decrease in gross margin in 1997 was primarily due to decreases in higher margin cable television licensing and online revenue and to a lesser extent to continued lower margin realized on CD-ROM sales.

        Gross margin as a percentage of net revenues was 46% in 1996 compared to 48% in 1995. The slight reduction in gross margin percentage was due to lower gross margins realized on CD-ROM retail sales due to decreased pricing as a result of increased competition.

OPERATING EXPENSES

Product Development

        Product development expenses were $4,243,000 for 1997, a decrease of $1,408,000, or 25% from 1996, due to the Company's release of fewer CD-ROM products and its shift to online publishing.

        Product development expenses decreased in 1996 to $5,651,000 from $7,494,000 in 1995, or 25% resulting from fewer CD-ROM titles being developed combined with management's efforts to reduce costs.

SALES AND MARKETING

        Sales and marketing expenses were $1,347,000 in 1997, compared to $2,705,000 in 1996. The decrease of 50% was a result of the release of fewer CD-ROM titles in 1997, decreases in expenditures to promote the Company's products and a smaller expense structure created by the downsizing of operations in late 1996.

        Sales and marketing expenses were $2,705,000 in 1996, compared to $7,473,000 in 1995. The decrease of 64% is primarily a result of the delegation of retail product distribution to Davidson in September of 1995. Additionally, there were fewer CD-ROM titles in 1996 than in 1995, which contributed to reduced marketing expenses.

GENERAL AND ADMINISTRATIVE

        General and administrative expenses were $6,892,000 in 1997 compared to $6,364,000 in 1996. The increase of 8% was due to extensive litigation and special charges in 1997. The Company recorded $808,000 in expenses related to a settlement of litigation with Viridis, Inc. and received an adverse jury award of $480,000, plus interest from a dispute with T. Randal Productions, et al. in 1997 (See Note 17 to the financial statements). In the fourth quarter of 1997, the Company recorded charges of $1,572,000 for the relocation of the Company's headquarters from Minneapolis, Minnesota to Seattle, Washington. These charges included $610,000 in severance to officers and employees and $973,000 for asset dispositions and lease termination costs (See Note 17 to the financial statements). Also in 1997, the Company wrote-off $1,741,000 in other assets related to an agreement with Time Life, Inc. (See Note 4 to the financial statements). Excluding the litigation and special charges, the Company's reduction in general and administrative expenses was the result of the downsizing of the facilities and personnel and management's efforts to streamline operating costs.

        General and administrative expenses were $6,364,000 in 1996 compared to $5,647,000 in 1995. The overall increase of 13% was due to special charges incurred in the third and fourth quarters of 1996. These charges included $978,000 related to the downsizing of facilities and personnel. Additionally, there was a write-off of an $836,000 receivable to bad debt expense. Finally, in the fourth quarter, there was a special charge of $300,000 due to an adverse arbitration award. Excluding these special charges, the resulting decrease in general and administrative expenses was the result of management's efforts to streamline operating costs.

INTEREST INCOME (EXPENSE)

        Interest income was $106,000 in 1997 and $203,000 in 1996. The decrease of 48% was due to decreases in cash balances in 1997. Interest expense was $264,000 in 1997 compared to $34,000 in 1996. Interest expense increased in 1997 because the Company's convertible subordinated debentures were issued in late 1996 and were outstanding for most of 1997.

        Interest income was $203,000 in 1996 compared to $641,000 in 1995. The decrease was due to lower cash balances.

OTHER INCOME, NET

        Other income was $473,000 in 1997 which included a $2,700,000 cash payment that the Company received in connection with the transfer of ownership of the Company's O@sis Web site to Mayo and an expense of $2,229,000 in connection with the Company's conversion of its Convertible Subordinated Debentures in 1997. The expense represents the excess of the fair market value of Common

Stock issued over the fair value of the Common Stock issuable pursuant to the original conversion terms of the debentures. The Company did not have any other income in 1996 or 1995.

LIMITATION ON USE OF NET OPERATING LOSS AND OTHER TAX CREDIT CARRYFORWARDS

        At December 31, 1997, the Company had available net operating loss carryforwards of approximately $64,699,000 and available research and development credits of approximately $326,000 for federal income tax purposes. The balance of the net operating loss carryforwards of $64,699,000 and the credits expire at various times through 2012. The research and development credits will also be subject to limitations under the regulations. These carryforwards are subject to Internal Revenue Code Section 382 which limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. The Company incurred "ownership changes," pursuant to regulations currently in effect under Internal Revenue Code Section 382, as a result of sales of the Company's Preferred Stock in 1992 and 1993 and may have incurred ownership changes since that time .

LIQUIDITY AND CAPITAL RESOURCES

        The Company's cash and cash equivalents at December 31, 1997 were $2,488,000. The Company used $909,000 of cash in operating activities in 1997, compared to $8,256,000 in 1996. The decrease in cash used by operating activities in 1997 was a result of the Company carrying a larger receivable balance in 1996 and incurring larger losses from operations, net of special charges in 1996. The Company did not generate or use significant cash in 1997 in investing or financing activities. In 1996, the Company generated $3,737,000 of cash primarily from financing activities primarily from the issuance of $3,500,000 of 9% Convertible Subordinated Debentures.

        The Company believes that its cash and cash equivalents, in addition to $5,000,000 which the Company obtained in early April through a private equity placement to certain institutional investors, will be sufficient to fund its operations through December 31, 1998. (See Note 2 of the financial statements.) However, the Company's projected costs in 1998 in connection with the redesign and the launch of the onhealth.com website, and associated personnel, marketing and distribution costs, will be substantial. Any material unforeseen increases in expenses or reductions in projected revenues will likely require the Company to seek additional debt or equity financing to be able to continue operations. Because of the Company's financial history, there is no assurance that such financing could be obtained, or, if obtained that the terms of the financing would be acceptable.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


RESULTS OF OPERATIONS

        The following table sets forth selected income statement data of IVI Publishing, Inc. and such data as a percentage of net revenues for the three months ended March 31, 1998 and 1997.


                                         Three months ended March 31,
                                         (Dollar amounts in thousands)
                          ----------------------------------------------------------
                            1998                             1997
                          -------                          -------
Net revenues              $   330             100%         $ 1,719             100%
Gross margin                 (358)           (108%)            949              55%
Operating expenses          1,907             578%           2,471             144%
Operating loss             (2,265)           (686%)         (1,522)            (89%)
Net loss applicable
  to Common Shareholders  ($2,253)           (683%)        ($1,624)            (94%)


REVENUES

        Revenues for the three months ended March 31, 1998 and 1997 were as follows:

                                               1998          1997
                                              ------        ------
Product sales and licensing revenue           $   44        $  888
Contract development revenue and other           197           338
Cable television licensing revenue                 0           493
Online revenue                                    89             0
                                              ------        ------
Net revenues                                  $  330        $1,719

        Sales for the three months ended March 31, 1998 of $330,000 represent a decrease of 81% relative to the previous year. The decrease is primarily attributable to reduced product sales and licensing revenue which decreased from $888,000 to $44,000 and cable television licensing revenue which decreased from $493,000 to $0. The decrease in product sales and licensing revenue is a result of market conditions for CD ROM products, and the Company's lack of new CD ROM product releases as it transitions to an internet-focused business. The decrease in cable royalty revenues reflects a cash basis revenue recognition policy related to a cable television contract with America's Health Network (AHN). Online revenue was generated from the Company's OnHealth.com web site through site sponsorships and advertising.

GROSS MARGIN

        Gross margin as a percentage of net revenues was (108%) for the three months ended March 31, 1998 compared to 55% for the comparable period in 1997. The negative gross margin percentage in 1998 is primarily the result of royalty expenses related to cable television licensing revenue, but is in part due to the high cost of revenues related to the CD ROM business.

OPERATING EXPENSES

PRODUCT DEVELOPMENT

        For the three months ended March 31, 1998, product development expenses were $728,000, representing a $583,000, or 44%, decrease relative to the same period in 1997. The decrease relates to the shift away from the CD-ROM product development business and toward an internet focused business.

SALES AND MARKETING

        Sales and marketing expenses for the three months ended March 31, 1998 increased $42,000, or 11%, relative to the same three months in 1997. Although expenses are comparable, 1998 expenditures are focused primarily on internet marketing and sales activities while 1997 activities include expenditures for the Company's CD-ROM business.

GENERAL AND ADMINISTRATIVE

        For the quarter ended March 31, 1998, general and administrative expenses decreased $23,000, or 3%, relative to the same period in the previous year. Lower professional fees in 1998 were partially offset by higher travel and related expenses.

INTEREST INCOME (EXPENSE)

        The quarter ended March 31, 1998 has net interest income of $12,000 compared to net interest expense of $59,000 for the quarter ended March 31, 1997. The 1998 net interest income includes interest income generated from cash equivalents. The 1997 net interest expense includes interest income from cash equivalents that is more than offset by interest expense related to $3,500,000 in convertible subordinated debentures which were converted into common stock during the fourth quarter of 1997.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 1998, the Company had cash and cash equivalents of $571,000. Total cash used by operating activities during the three months ended March 31, 1998 totaled $1,983,000 and is primarily due to a net loss of $2,253,000. Investing activities used cash of $18,000 for purchases of computer equipment. Financing activities provided cash of $84,000 from stock option exercises.


        On April 10, 1998, the Company completed a $5,000,000 non-voting Convertible Redeemable Preferred Stock financing. The Company believes that the proceeds from this financing transaction, in addition to cash and cash equivalents and anticipated operating cash flows will allow the Company to continue to meet its ongoing financial obligations and operate through at least December 31, 1998.



                                    BUSINESS

        The Company intends to become the premier network of health-related channels on the World Wide Web to help adults make smarter, better-informed health decisions. IVI was incorporated in August 1990 in the State of Minnesota under the name Interactive Television, Inc. Its name was subsequently changed to Interactive Ventures, Inc. in March 1991, and to IVI Publishing, Inc. in August 1993. IVI has created interactive programs for some of America's best-known content owners. The Company has also distributed content in various forms of media and in partnership with some of America's most prestigious media firms. Historically, IVI's attention and resources have been directed to the cable television, CD-ROM and online interactive media markets. The Company expects to leverage its years of experience in developing content for interactive media, its skill in working with third-party medical content providers, and its knowledge of consumers of medical information to develop the leading online health information network.

        The Company's flagship site, located at www.onhealth.com, opened in July 1997 and is currently being enhanced and redesigned. The Company intends to re-release OnHealth in the third quarter of 1998. To reflect its new Web-oriented focus, the Company plans to propose to shareholders at the 1998 Annual Meeting a corporate name change to "OnHealth Network Company," as part of a reincorporation under Washington law

        The Company's common stock is listed on Nasdaq SmallCap under the symbol "IVIP."

        The Company plans to distinguish itself in the market for consumer health-related information and commerce by "cutting through the clutter" of the Internet and locating and packaging the best informational, transactional and archival content for its customers. By doing so, the Company will attain high levels of targeted usage and an attractive editorial context, both of which are necessary for creating an advertising-supported medium.

        IVI's first Web venture was the development, production, and hosting of Mayo Health O@sis which was jointly owned with the Mayo Foundation and which went live in July 1996. Under the initial intent of the venture, the Mayo Foundation was to provide intellectual property and IVI Publishing was to provide production, hosting and marketing services. Revenues were to be split between the companies. IVI transferred full ownership of the Mayo O@sis website to Mayo Foundation in September 1997. See "Mayo Relationship and Transfer of Ownership of Mayo Health O@sis Web Site."

        The Company's previous principal line of business consisted of CD-ROM development, production, and distribution. IVI's best-known title has been Mayo Clinic Ultimate Medical Guide. The Company has also produced numerous other CD-ROM titles. IVI continues to distribute these products through retail channels and computer OEM (bundling) channels, but its future business focus will de-emphasize reliance on revenues from such sales.

        IVI has had a significant venture with Time Life Books, including the production of a CD-ROM, "Taking Control of Your Health" as well as other titles. The Company is also a supplier of content to America's Health Network (AHN), a health and medical cable TV network, which began with AHN's launch in March 1996. IVI also develops web sites for third parties. To date, web development customers have been primarily from the medical field.

        The Company's net revenues have declined 69% in the past two years to approximately $3.8 million in 1997. This is largely attributable to the shift in the Company's focus from CD-ROM publishing and marketing to online publishing. Management anticipates that the shift in focus will result in growth in revenues and in positive net income in future years. The Company has accumulated net losses of approximately $80.8 million through March 31, 1998.

WEB ACTIVITIES: CURRENT

        The Company believes that it will be able to create the best online resources for equipping users to actively and successfully manage their health and well-being. By doing so, management believes that it can create a large, loyal and active user base, and, by extension, that it can create a significant hub for online advertising and transactional commerce. The key attributes for success in this venture include building deep, high-value editorial content (proprietary, licensed, and linked); developing a friendly, accessible and useful editorial character; creating an image of trust and credibility; encouraging a sense of community among site users; and striving to develop the OnHealth brand as the leading brand in its segment.

WEB ACTIVITIES: PROSPECTIVE

        The Company intends to launch a family of Web sites that leverage the branding, customer set, and market awareness created by the OnHealth site. The editorial focus, business models, and revenue streams of these additional sites are still under development. Collectively, IVI intends to call these sites and the OnHealth flagship site the OnHealth Network.

MARKETING AND PROMOTION

        The Company's strategy is designed to strengthen the OnHealth brand name, drive traffic to the network of OnHealth Network sites, build the duration and frequency of visitor usage, encourage user loyalty and develop incremental revenue opportunities. Some of the specific strategies that are, or will be, employed to do so include:

        Advertising: Raising awareness of the OnHealth brand through banner advertising campaigns in relevant high-traffic sites. Online advertising may also be supplemented through brand based media outside the web.

        Public relations: An active campaign by which the OnHealth brand and its products are highlighted in news, features and related editorial contexts to increase consumer and trade awareness.

        Promotion: Traffic building programs with publicity value will be implemented quarterly. Relevant and preferred listings in directories, databases and search engines will also be pursued.

        Cooperative Marketing: Co-promotion through compatible editorial sites and media partners.

        Syndication: OnHealth editorial content will appear on other sites, in exchange for payment or for promotional consideration.

CONTENT STRATEGY

        The Company's goals for its editorial content are to create high-value, useful, accessible, and trustworthy editorial elements for its users. These elements may be:

        Proprietary: Created exclusively for OnHealth by Company employees or contractors.

        Syndicated: Licensed for distribution via OnHealth, on an exclusive or non-exclusive basis.

        Linked: OnHealth may "point" to other content elsewhere on the World Wide Web. Although this content is not exclusive to OnHealth, the Company adds value by finding and pre-qualifying the best health-related content on the Internet.

        Additional content to be added to the Network in the future may include high-value content, which may be licensed in context of user models that go beyond advertising support.

        Management believes that through a combination of these content strategies, the OnHealth brand can create a unique product that will have more user value and will have a potential for greater levels of usage than any health-related content now on the World Wide Web.

OTHER IVI ACTIVITIES

        Agreement With and Investment in America's Health Network ("AHN")

        As part of its integrated publishing strategy, the Company has developed a strategic relationship with AHN to provide health and medical programming on cable television. AHN has developed a consumer health information cable television network which features a physician and other health care professionals responding to viewers' call-in questions interspersed with home shopping segments featuring health related products. AHN began broadcasting on March 25, 1996.

        The Company entered into an agreement with AHN dated May 25, 1995 (the "AHN Agreement") pursuant to which the Company agreed to provide health and medical information for AHN's cable television programming. The AHN Agreement provides that the health and medical content produced by the Company for broadcast on AHN shall remain the property of the Company but shall be licensed exclusively to AHN for use in a televised program. AHN has agreed to pay the Company a fee for the production of content used by AHN equal to the Company's cost of producing or obtaining the requested content plus 15%. In addition, AHN has agreed to pay the Company $11,000,000 in royalties over the life of the AHN Agreement. The Company recognized $493,000 in royalty revenue in 1997, and applied additional payments made by AHN against previously reserved receivables. The Company expects to receive $2,250,000 in cash during 1998 under this agreement. The first $715,000 will be applied against the previously reserved receivables. The AHN Agreement extends to five years beyond the date AHN began broadcasting. The amount of future royalties is subject to reduction, however, in the event the Company fails to deliver health and medical content in accordance with the terms of the agreement. The royalties will also be reduced to 25% of their original amount in the event the Company terminates the exclusivity provisions of the AHN Agreement. In the event AHN achieves its revenue forecasts for its first five years of operations, the Company may earn additional royalties which are payable within 45 days after the end of the fifth year of AHN's operations.

        The Company holds an equity position in AHN which it acquired in March 1994 in exchange for an investment of $2,000,000, which was expensed in 1994. AHN subsequently has acquired additional financing from other investors. The Company estimates that its percentage interest in the equity of AHN at December 31, 1997 is approximately 4%.

        Over the past year, AHN has been unable to consistently make the minimum payments under this agreement, due to its own lack of funding. In late 1997, however, AHN received new venture funding, became current on payments owed to IVI, and its contractual relationship with IVI continues.

        Time Life Relationship

        The Company has established a strategic relationship with Time Life to broaden its content base. In February 1994, the Company entered into a license agreement (the "First Time Life Agreement") with Time Life for the exclusive license to develop, manufacture and distribute to third party resellers interactive multimedia versions of six Time Life books. In September 1994, the Company and Time Life entered into a second license agreement (the "Second Time Life Agreement") which grants the Company an exclusive right-of-first-offer for the right to publish non-print versions for any and all health and/or medical material and/or titles which Time Life intends to publish for commercial purposes in print media.

        Pursuant to the First Time Life Agreement, three titles for children were released during 1994. In order to focus on its integrated publishing strategy to distribute health and medical information primarily to adult audiences, the Company has suspended efforts to produce any further children's titles and is closing out remaining inventory of the titles.

        Pursuant to the Second Time Life Agreement, the first title developed by the Company was Taking Control Of Your Health. Released in September 1996, this home medical guide on CD-ROM provides comprehensive information on alternative and conventional medicine. Based on the book from Time Life entitled The Medical Advisor - The Complete Guide to Alternative & Conventional Treatments, released in September 1996, the content for this product was developed by a team of over 60 physicians.

        As compensation for developing the Taking Control of Your Health concept, the Company granted Time Life 60,000 restricted shares of its Common Stock. Under the Second Time Life Agreement, the Company funded Time Life's development of the print version of the series at an estimated cost of approximately $2.2 million through September 1996. At December 31, 1996, the Company recorded an asset of $1,778,000, which represented the Company's payments to Time Life, net of royalty payments received from Time Life. The Company's policy was to amortize this asset over the period that revenues were recognized. During 1997, revenues from the print version were not as high as anticipated, and management determined that the asset was not realizable. Accordingly, the Company wrote-off the then remaining asset balance and expensed $1,741,000 in general and administrative expenses. Time Life retains the right for marketing and distributing the print version of each title while the Company has the sole right for the marketing and distribution of the non-print versions of the title. The Company has the right to receive a royalty from Time Life for the sale of the print version of the title and has a royalty-free license for the distribution of the electronic version of the title. The term of the license is perpetual from the date the title was accepted by the Company. Time Life has the right to approve the final versions of the title, which approval shall not be unreasonably withheld, prior to distribution. To date, Time Life has not refused approval for a title developed by the Company.

        Massachusetts Medical Society License Agreement

        In November 1994, the Company and Massachusetts Medical Society ("MMS") entered into a license agreement pursuant to which the Company was granted an exclusive license to develop and distribute to end users the digital format versions of the monthly newsletter "Health News" currently published by MMS. In exchange for these rights, the Company assisted MMS with the funding of the newsletter at a rate of $250,000 per year for the three years ended November 1997. The Company will also pay MMS a royalty based on a percentage of the net revenues earned by sale of the digital format versions of the newsletter.

        The term of the license agreement is five years after the date on which the design format was approved by MMS and the content was available to the Company and will thereafter automatically renew for periods of one year each. MMS has the sole right to and responsibility for the marketing and distribution of the title in any non-digital format. MMS has the right to approve the final form of each digital newsletter, which approval shall not be, and to date has not been, unreasonably withheld or delayed, prior to distribution.

        Web Site Production

        The Company operates a New Media division whose goal is to build Web sites for third parties. Third party customers currently include Searle, North Memorial Hospital, MGI Pharma, and St. Jude Medical Center.

        Mayo Relationship and Transfer of Ownership of Mayo Health O@sis Web
Site

        Until the third quarter of 1997, the Company's relationship with Mayo had been one of the most significant elements in the Company's development. Mayo Foundation, parent corporation for Mayo Foundation for Medical Education and Research, is the legal entity under which Mayo Clinic Group Practices, Mayo Medical School and certain other Mayo institutions operate. In September 1997, the Company completed a transfer of control and ownership interest in the Mayo Health O@sis Internet web site to Mayo. The principal terms of the transfer of ownership included: 1) Mayo made a cash payment to the Company of $2.7 million;
2) Mayo returned 490,000 shares of the Company's common stock which Mayo had received as partial payment in two previous license agreements with the Company;
3) Mayo agreed to make payments to the Company of certain royalties on all net revenues received by Mayo in connection with O@sis and certain non-O@sis Internet projects through the year 2001; 4) Mayo was released from the Company's previously granted "right of first offer" on all Mayo products published in electronic media; and 5) Mayo assumed all O@sis operational expenses retroactive to January 1, 1997. In addition, the Company is no longer required to gain Mayo's approval before entering into agreements concerning the health or medical education materials of another entity.

        Current Mayo License Agreements

        In April 1991, the Company entered into a License Agreement (the "1991 License Agreement") pursuant to which it obtained an exclusive five-year license from Mayo and William Morrow Company to develop, manufacture and distribute interactive multimedia versions of Mayo Clinic Family Health Book. William Morrow receives a minimum annual royalty, or if greater, a percentage of net sales of the title. In December 1995, the Company amended the agreement with Mayo and William Morrow to include online distribution rights and to extend the rights period until September 2000.

        In April 1993, the Company and Mayo entered into a License Agreement (the "1993 License Agreement") which granted the Company an exclusive license to develop, produce and market up to ten title areas with specific content to be determined jointly by Mayo and the Company, in all digital optical electronic publishing formats. The licenses with respect to the ten title areas are severable, so that if one is terminated the others are not affected. Mayo retains the right to market the titles developed under the 1993 License Agreement to end users or persons employing or educating end users. The term of the license is ten years for each title from the date of first commercial sale. The term as to any new edition of a title recommences when the new edition is released. Mayo retains broad approval rights with respect to the substance of each title, the marketing plan, the business plan and advertising and distribution and also receives a royalty based on a percentage of net sales for each title. All of the Company's CD-ROM titles produced in conjunction with Mayo, excluding Mayo Clinic Family Health Book, were granted under the 1993 License Agreement.

        In September 1994, the Company and Mayo entered into another License Agreement (the "1994 License Agreement") which grants the Company, for a period of five years, the right to produce up to five additional titles in various interactive or multimedia formats. The licenses with respect to each other are severable so that if one is terminated the others are not affected. The term of the license is ten years from the date of first commercial sale and the term, as to any new edition of a title, recommences when the new edition is released. Mayo Health O@sis, which was sold back to Mayo in September 1997, is the only title produced under the 1994 License Agreement.

        Mayo CD-ROM Titles

        Pursuant to its still existing license agreements with Mayo (see "Mayo License Agreements"), the Company markets six consumer reference titles or packages and one professional title, all on CD-ROM.

        Consumer Reference CD-ROM Titles

        Mayo Clinic Family Health. This title is a source of health care information for family members of all ages, including information on nutrition, wellness, first aid, the health care system and the symptoms, prognosis and treatment for more than 1,000 diseases and disorders. In September 1997, the Company introduced the updated version 4.0 of Mayo Clinic Family Health, adding built-in Microsoft Internet Explorer browser support for linking to Mayo Health O@sis web site, several new graphics and illustrations and a new Personal Food Pyramid.

        Mayo Clinic Family Pharmacist. Released in June 1994 and updated with a new 1997 drug database, this title is a comprehensive home reference guide to prescription and over-the-counter medications and therapeutic and diagnostic procedures. The USP, DI Volume II, "Advice for The Patient" (The United States Pharmacopeial Convention, Inc.) is the core database for the disc and has been supplemented with information provided by pharmacists and physicians from Mayo. The Company also added built-in Microsoft Internet Explorer browser support for linking to Mayo Health O@sis on the Internet.

        Mayo Clinic Ultimate Medical Guide II. Released in September 1997, it is a combination of the latest versions of both Mayo Clinic Family Health and Mayo Clinic Family Pharmacist packaged together. This powerful combination of two highly-acclaimed titles is packed with information essential to family health. With Mayo Clinic Family Health, consumers can search for in-depth facts about diseases, nutrition, anatomy, common symptoms, home safety and more. Mayo Clinic Family Pharmacist offers details on thousands of drugs, early detection and first aid.

        Mayo Clinic - The Total Heart. This title is a comprehensive source of information concerning the heart, cardiovascular disease, diet plans and exercise programs to promote a healthy heart. The print version of the title, entitled Mayo Clinic Heart Book, was released by Mayo in August 1993, and the Company released the interactive multimedia version in October 1993.

        Mayo Clinic Sports, Health & Fitness. Released in November 1994, this title was developed in cooperation with the Mayo sports medicine department and in collaboration with ESPN. It is an individualized interactive fitness, nutrition, and sports physiology guide.

        Mayo Clinic Health Encyclopedia. First released in 1994 and updated in 1995, this product combines all four Mayo Clinic CD-ROM titles into a single package.

        Professional CD-ROM Title

        PrimePractice. This title is a comprehensive resource developed to meet the ongoing education needs of primary care physicians. PrimePractice is a CD-ROM series marketed to physicians in North America specializing in internal medicine, general practice or family practice. The first issue of this series was completed in July 1994 and the last in December 1996. Subscribers to PrimePractice receive a CD-ROM series covering current topics of interest to primary care physicians including the latest developments in cardiovascular disease, endocrinology, gastroenterology, hematology, pulmonary medicine and other areas. Each issue of the series provides the physician with ten hours of continuing medical education credits (CME). By subscribing to the series, a physician can obtain up to 40 hours of CME on an annual basis. Although requirements for annual CME vary from state to state, most primary care physicians are required to obtain 50 hours of CME per year.

        In December 1995, the Company entered into a Distribution Agreement with Churchill Livingstone whereby Churchill Livingstone agreed to market PrimePractice to physicians and others with influence over physicians' continuing education. Before entering into this agreement, the Company marketed PrimePractice through its own sales staff, catalogs and health sciences bookstores. Churchill Livingstone was acquired by Harcourt Brace, Inc. in September 1997 and the Company and representatives of Harcourt Brace, Inc. are currently discussing a termination and settlement related to the Distribution Agreement.

        Agreement With Davidson & Associates, Inc. for CD-ROM Distribution

        In late 1995, the Company entered into an agreement with Davidson & Associates, Inc. to strengthen distribution capabilities. Under the agreement, Davidson handles the sales and marketing of the Company's consumer oriented family health reference CD-ROM titles. Davidson is a leading publisher and distributor of multimedia educational and entertainment software for both the home and school markets. As such, the Company believes that this agreement has provided greater access to consumer channels while enabling the Company to focus its marketing and sales staff on the Company's online business.

        Marketing, Distribution and Manufacturing of CD-ROMs

        The Company's non-retail distribution is done outside of the Davidson agreement. This includes arrangements and sales to original equipment manufacturers ("OEM") for bundling with the OEM's hardware. Bundling consists of selling software titles to computer hardware vendors and computer and peripheral manufacturers for inclusion with their products. In addition to revenue, bundling creates positive word-of-mouth endorsements from consumers of the Company's titles which could ultimately lead to greater sales at the retail level.

        The number of CD-ROM titles competing for retail shelf space has increased substantially in recent years. In addition, the distribution channels through which the Company sells its products are known for rapid change. Mergers, consolidations and financial difficulties of both distributors and retailers are typical as is the emergence of new retailers. This environment breeds an intense competition among software products for shelf space and retailer support. In order to remain competitive and maintain distributor relationships, the Company's policy is to accept product returns from its distributors.

        All of the Company's CD-ROM titles are currently replicated by Sony Disc Manufacturing ("Sony"), a division of Sony Electronic Publishing Company. Sony also warehouses the Company's finished goods inventory and handles order fulfillment. Although the Company anticipates that its relationship with Sony will continue, the Company believes that other manufacturers are available to replicate its titles and handle its order fulfillment.

TECHNOLOGY

        The Company has implemented, and intends to continue to implement, a combination of proprietary technologies developed in-house by the Company and commercially obtained, licensed technologies. These technologies are employed in hosting the Company's Web sites, delivering licensed and original content and advertising, supporting content development and maintenance, transaction processing, security, and back-end functions.

COMPETITION

        The editorial environment in interactive media is new, highly competitive and rapidly evolving. The competitive frame varies depending upon the area of the company.

        Online Competitors

        There is significant interest in health-related content among online consumers. Demographic factors and the growth of online audiences suggest that the popularity of this content will continue to increase. Similarly, major health advertisers are showing increased levels of interest in the Internet.

        The key operators of health-related sites on the Internet today include:

        Divisions or affiliates of print publishers, including Healthy Ideas (Rodale Press), Phys (Conde Nast), and Thrive (jointly owned by Time Inc. and America Online).

        Ventures of online service firms, including Better Health (iVillage) and Thrive (partly owned by America Online and Time Inc.).

        Public Sector and institutional sites, including the National Institute of Health and university sites. While these sites compete for viewer time and attention, they do not typically compete for advertising or transactional revenues.

        Commercial online services, principally the proprietary health-related content presented to subscribers to America Online and Microsoft Network.

        Internet sites other than health-related sites, including general interest sites, such as news sites and search engines, which often host some health-related content in context of other editorial materials.

        In addition, the online sites compete to some extent with other media, including print and television. The Company believes that the principal competitive factors which differentiate OnHealth from competing brands and sites include timeliness of content, the users' perception of content interactivity, content reliability and trustworthiness, design and usability factors, comprehensiveness and level of promotion.

        This level of competition may result in an environment in which content or promotional expenses to the Company increase. It may also result in a higher level of competition for key promotional vehicles. The known and prospective competitors to the Company are often significantly larger and better financed than the Company and will likely be better able to afford a more intense competitive environment than the Company.

        Web Site Production Competitors

        The Company's web site production business competes with development resources in independent production shops, advertising agencies and client company's' in-house production resources. The Company believes that competitive factors that favor IVI's Web site production business include better knowledge of the health marketplace, Company relationships acquired through the OnHealth Network and an established base of talented professionals.

        CD-ROM Competitors

        The intense competition in the consumer software business continues to accelerate as an increasing number of companies, many of which have financial, managerial, technical and intellectual property resources greater than those of the Company, offer products that compete directly with one or more of the Company's products. In the CD-ROM line of business, the Company competes with other CD-ROM publishers for rights acquisition, retail and OEM distribution and retail shelf space. The key competitive factors that may favor the Company include the brand names on some of its successful titles and its existing retail distribution relationships.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

The Company regards its copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to its success, and relies on trademark, copyright, trade secret and patent protection to protect its proprietary rights. While the Company tries to assure that the quality of its brand is maintained through such actions, there can be no assurance that steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe on the Company's intellectual property. In addition, there can be no assurance that third parties will not assert infringement claims against the Company which, even if not meritorious, could result in the expenditure of substantial resources and management effort.

LEGAL PROCEEDINGS

        In February 1996, an action in the District Court of Hennepin County (Minnesota) was brought by T. Randal Productions et al. against the Company and one current and two former employees. The plaintiffs made various allegations, including misappropriation of corporate opportunities and trade secrets by the Company and its employees and sought award of monetary damages, exemplary damages and royalties substantially in excess of $10.0 million. In November 1997, a jury found that there was no joint venture between T. Randal and the Company and/or any of its employees but awarded T. Randal $480,000 plus interest for damages sustained to its business. The jury verdict and the resulting judgment entered by the court on March 24, 1998 is subject to motions for a new trial, amended findings and for judgment notwithstanding the verdict and to appeal to the Court of Appeals. The plaintiffs also have an action pending against certain affiliates of the Company on the same grounds on which the action against the Company was based. The Company has indemnified these principles against any damages arising out of these claims.

        In 1996, Berkshire Multimedia Group, Inc. ("Berkshire") initiated mediation regarding a dispute with the Company. Shortly after an unsuccessful mediation conference was held in September 1996, Berkshire Multimedia Group filed a demand for arbitration alleging that the Company breached its obligations under a contract. An arbitration hearing was completed in January 1997, and in February 1997 the arbitration panel awarded Berkshire $300,000. Hennepin County (Minnesota) District Court vacated that award on May 29, 1997, and Berkshire appealed the case. The Court of Appeals heard the case in late 1997 and reinstated the original decision of the arbitration panel in January 1998. On February 25, 1998, the Hennepin County (Minnesota) District Court issued an order directing that judgment be entered against the Company in the amount of $300,000 plus interest. In March 1998, the Company paid Berkshire $305,000 in full satisfaction of such judgement.

EMPLOYEES

        As of March 31, 1998, the Company employed 25 people on a full-time basis. As the situation arises, the Company also uses part-time employees. None of the Company's employees are represented by a labor union and the Company considers its relationship with its employees to be good. The Company believes that some measure of its future success is dependent upon attracting and retaining qualified employees, and competition for hiring such employees is intense.

                             DESCRIPTION OF PROPERTY

        During 1997, the Company's principal executive and administrative offices consisted of approximately 40,000 square feet in an office building in Eden Prairie, Minnesota, a suburb of Minneapolis. The lease also covered approximately 2,000 square feet of storage space. The Company terminated the Eden Prairie lease effective March 31, 1998.

        Effective in the first quarter of 1998, the Company's principal executive and administrative offices are located in Seattle, Washington. Starting in January 1998, the Company began subleasing approximately 1,500 square feet of office space in Seattle, Washington on a month-to-month basis. Subsequently, the Company has entered into a lease for approximately 7,000 square feet of space located at 808 Howell Street, suite 400, Seattle, Washington 98101. The lease expires approximately 62 months from the move in date which occurred May 1, 1998.

        The Company's sales personnel are currently located in an office building in Edina, Minnesota, a suburb of Minneapolis. The lease is for approximately 1,000 square feet and expires in September 1998.


        The Company also leases space in the following locations: (1) 4,124 square feet in an office building in Carlsbad, California ending in June 1999 and (2) 790 square feet in an office building in Carlsbad, California ending in May 1998. The Company does not currently intend to renew either of these leases.



                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Common Stock offered hereby; nor will such proceeds be available for the Company's use or benefit.

                              SELLING SHAREHOLDERS

        On April 10, 1998, Advantage Fund II Ltd. acquired 3,000 shares of Preferred Stock and 40,067 of the Warrants and Koch Industries, Inc. acquired 2,000 shares of Preferred Stock and 26,711 of the Warrants.

        The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Shareholders and as adjusted to give effect to the sale of the Shares offered hereby:

                                                                                   BENEFICIAL OWNERSHIP
                                                                                     AFTER OFFERING(2)
                                   SHARES BENEFICIALLY                             ---------------------
                                      OWNED PRIOR TO        SHARES BEING
  SELLING SHAREHOLDER                  OFFERING (1)          OFFERED(1)            SHARES        PERCENT
  -------------------              -------------------      ------------           ------        -------

Advantage Fund II Ltd.                  1,290,000             1,290,000             -0-             -0-
                                        ---------             ---------             ---             ---

Koch Industries, Inc.                     860,000               860,000             -0-             -0-
                                        ---------             ---------             ---             ---

(1) The number of shares of Common Stock shown as beneficially owned and offered by the Selling Shareholders represents the number of shares which the Company has initially agreed to register. Pursuant to Rule 416 under the Securities Act, the number of shares of Common Stock offered by the Selling Shareholders hereby and included in the Registration Statement of which this Prospectus is a part also includes such presently indeterminate number of additional shares as may be issued on conversion of the Preferred Stock, including the payment of dividends thereon in additional shares of Preferred Stock pursuant to the provisions of the Certificate of Designation of the Preferred Stock regarding determination of the applicable conversion price and upon exercise of the Warrants. Accordingly, the actual number of shares of Common Stock issued or issuable upon the conversion of the Preferred Stock and upon exercise of the Warrants thereon is subject to adjustment depending upon factors which cannot be predicted by the Company at this time, including among others, the future market prices of the Common Stock and the payment of dividends on the Preferred Stock in additional shares of Preferred Stock. Pursuant to the terms of the Certificate of Designation of the Preferred Stock, the Preferred Stock is convertible by each holder thereof only to the extent that the number of shares of Common Stock then beneficially owned by such holder and its related persons (not including shares underlying unconverted shares of Preferred Stock) would not exceed 4.9% of the then outstanding shares of Common Stock as determined in accordance with Sections 13(d) and 16 of the Exchange Act. Accordingly, the number of shares of Common Stock set forth for a Selling Shareholder may exceed the actual number of shares of Common Stock that the Selling Shareholder could own beneficially at any given time through its ownership of the Preferred Stock. The above numbers assume that the Selling Shareholders will exercise the Warrants for cash. If the Selling Shareholders use the cashless exercise alternative, the actual number of shares of Common Stock issued will be fewer, depending on the market value of the underlying shares of Common Stock immediately prior to exercise.

(2)     Assumes the sale of all of the Shares being offered hereby.

        The Selling Shareholders and their respective officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.


        The Company has agreed with the Selling Shareholders to file with the Commission, under the Securities Act, the Registration Statement of which this Prospectus forms a part, with respect to the resale of the Shares, and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of (i) three years from the effectiveness of the Registration Statement (ii) the date that each Selling Shareholders may sell all of its Shares under Rule 144 of the Securities Act, or (iii) such date that none of the Selling Shareholders own any of the Shares offered hereby.

                              PLAN OF DISTRIBUTION

        The Selling Shareholders may sell the Shares from time to time in transactions on the Nasdaq SmallCap Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers' including block trades in which brokers or dealers will attempt to sell the Shares as agent but may position and resell the block as principal to facilitate the transaction, or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of Selling Shareholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

        To the extent required under the Securities Act, the aggregate amount of Selling Shareholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular underwriter or broker-dealer might be in excess of customary commissions). The Selling Shareholders will be responsible for all brokerage commissions and other amounts payable with respect to any sale of Shares with respect to such Selling Shareholders and any legal, accounting or other expenses incurred.





        From time to time, one or more of the Selling Shareholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledges, secured parties or person to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Shareholders hereunder. From time to time, one or more of the Selling Shareholders may transfer, pledge, donate or assign such Selling Shareholders' Shares to lenders or others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Selling Shareholders' Shares beneficially owned by those Selling Shareholders who so transfer, pledge, donate or assign Selling Shareholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Shareholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder.



        A Selling Shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the position they assume with such Selling Shareholder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. In addition, a Selling Shareholder may, from time to time, sell short the Common Stock of the Company, and in such instances the Shares offered hereby may be used to cover such short sales and this Prospectus may be delivered in connectin with such sales. A Selling Shareholder may also enter into options or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Shareholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or, upon a default, may sell or otherwise transfer the pledged Common Stock.


        In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

        The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters," as such term is defined in the Securities Act, and any commissions received by them or profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Shareholder.

        The Company is bearing all costs relating to the registration of the Shares. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the Shares will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both. None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company and the Selling Shareholders each have agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act.


                        DIRECTORS AND EXECUTIVE OFFICERS

        The names, ages and positions of the directors and executive officers of the Company as of May 22, 1998 are as follows:


       NAME                                    AGE       POSITION
       ----                                    ---       --------
       Robert N. Goodman                        46       President, Chief Executive Officer of the Company
                                                         and Director
       Michael D. Conway                        30       Controller, Vice President of Finance, Secretary
       Rebecca Farwell                          36       Editor in Chief
       Jim L. Dixon                             33       Vice President of Development
       Deborah K. Taylor                        39       Vice President of Marketing
       Miriam Adelman                           26       Vice President of New Media
       Timothy J. Walsh                         36       Vice President of Sales
       Michael A. Brochu                        44       Chairman of the Board of Directors
       Ronald E. Eibensteiner                   47       Director
       Alan D. Frazier                          46       Director
       Timothy I. Maudlin                       47       Director
       Ann Kirschner                            47       Director
       Ram Shriram                              41       Director
       Rick Thompson                            38       Director


        Executive officers of the Company are elected at the discretion of the Board of Directors with no fixed term. There are no family relationships between or among any of the executive officers or directors of the Company.

BACKGROUNDS OF EXECUTIVE OFFICERS AND DIRECTORS


        ROBERT N. GOODMAN. Mr. Goodman joined the Company in November 1997 as president, chief executive officer and a director. From April 1997 to November 1997, he was the director of business development for MSNBC Interactive News, LLC. From December 1995 to April 1997, Mr. Goodman was an independent consultant working for Microsoft Corporation. Mr. Goodman was in the process of moving from San Francisco, CA to Seattle, WA during October and November 1995. From November 1993 to October 1995, he was Assistant General Counsel for

The 3DO Company. From April 1993 to November 1993, Mr. Goodman was General Counsel for Asymetrix Corporation.

        MICHAEL D. CONWAY. Mr. Conway joined the Company in early January 1998 as controller and vice president of finance. From November 1997 to December 1997, he worked as an independent contractor for PhotoDisc, Inc. - a developer of high-resolution photographs on CD-ROM , and Sierra On-Line, Inc.- a leader in entertainment software and a subsidiary of Cendant. From May 1996 to October 1997, Mr. Conway served as the Accounting Manager at Sierra On-Line, Inc. From August 1994 to May 1996, Mr. Conway served as a Senior Accountant at Deloitte & Touche LLP. From October 1992 to August 1994, he held various positions at KPMG Peat Marwick including Senior Accountant. Mr. Conway received his B.A. in Economics/Accounting from Claremont McKenna College, and his M.B.A. from the Claremont Graduate School's Peter Drucker School of Management.

        REBECCA FARWELL. Ms. Farwell joined the Company in early February 1998. Prior to that, she was the editorial director for Discovery Channel Online
(DCOL) and Discovery Publishing. She began her career at the Discovery Channel in 1987 as the managing editor of TDC Magazine.

        JIM L. DIXON. Mr. Dixon joined the Company in early January 1998 as Vice President of Development. From October 1996 to December 1997, Jim was the principal of his own business (The Voodoo Softworks), where he secured several contracts with Microsoft and other companies as an independent software development house. From March 1996 to October 1996, he was the lead developer for Alpenglow, Inc., a small multimedia and web development house. From February 1994 to March 1996, he was the lead developer for Medio Multimedia, Inc.--a producer of multimedia title and magazine CD-ROMs. And from September 1990 to February 1994, Jim was a software test manager at Microsoft, in charge of the Visual Basic products. In 1988, he graduated with a B.S. in Computer Science and Minor in Business from the Evergreen State College in Olympia, WA.

        DEBORAH K. TAYLOR. Ms. Taylor joined the Company in January 1998 as Vice President of Marketing. From April 1994 to December 1997, she was employed as a Senior Vice President, Management Supervisor for Elgin DDB, the Seattle office of DDB, one of the world's largest advertising and communications agencies, managing new business and the Nordstrom retail account. From January 1990 to April 1994, Ms. Taylor was the Vice President, Account Director of McCann Erickson in Seattle, another worldwide advertising agency. At McCann Erickson, she ran the strategic communications efforts for several consumer products accounts. Ms. Taylor has a B.A. in American History from Mills College in California.

        MIRIAM ADELMAN. Ms. Adelman joined the Company in March 1998 as vice president of new media. From November 1996 to March 1998, she ran Adelwave Productions,a sole proprietorship that produced websites for Microsoft. From June 1994 to November 1996, Miriam worked as an interactive media producer and marketing consultant for Microsoft. From September 1993 to June 1994, Miriam was a freelance illustrator for print magazines. Miriam received her BA in studio art from Carleton College.

        TIMOTHY J. WALSH. Mr. Walsh has been Vice President of Sales and Marketing since October 1996. Prior thereto, Mr. Walsh was the Vice President of International Operations at TRO Learning, Inc. from October 1995 to September 1996. Mr. Walsh held various other management positions during his 10 years at that company.

        MICHAEL A. BROCHU Mr. Brochu was appointed as a member of the Company's Board of Directors in April 1997 and has also served as Chairman of the Company since October 1997. Mr. Brochu has served as President and Chief Executive Officer of Primus since November 1997. From October 1995 to October 1997, he served as President and Chief Operating Officer of Sierra On-Line, Inc. and as its Chief Financial Officer and Executive Vice President from July 1994 to October 1995. From 1987 to July 1994, Mr. Brochu served in the positions of Senior Vice President, Chief Financial Officer and Chief Operating Officer of Burlington Environmental.

        RONALD E. EIBENSTEINER Mr. Eibensteiner has been a Director of the Company since October 1997. He also served as Director of the Company from February 1991 to June 1997. Mr. Eibensteiner has served as President of Wyncrest Capital, Inc., a venture capital firm, since he founded it in January 1992. Mr. Eibensteiner is also independent consultant. Mr. Eibensteiner is a director of OneLink Communications, Inc., Reality Interactive, Inc. and Intranet Solutions, Inc.

        ALAN D. FRAZIER Mr. Frazier has been a Director of the Company since January 1994. He has been managing partner of Frazier & Company LP, a venture capital firm, since 1991. In addition, Mr. Frazier is a Director of NeoPath, Inc., InControl, Inc. and Integrated Medical Resources, Inc.

        TIMOTHY I. MAUDLIN Mr. Maudlin was appointed as a member of the Company's Board of Directors in August 1991. Mr. Maudlin also served as the Company's Acting President and Chief Executive Officer from October 1997 to November 1997 and as Chairman from August 1996 to October 1997. Mr. Maudlin has been Managing Partner of Medical Innovation Partners, a medical venture capital firm, since December 1988 and has also served as an officer of an affiliated management company. Mr. Maudlin also serves as a director of Curative Health Services, Inc.

        ANN KIRSCHNER Ms. Kirschner was elected as a Director of the Company on February 23, 1998. She has served as Vice President of NFL Interactive for NFL Enterprises, Inc. since December 1994, prior to which, she served as President of Comma Communications for more than two years.

        RAM SHRIRAM Mr. Shriram was elected as a Director of the Company on February 23, 1998. Mr. Shriram has served as Vice President of Netscape Communications Corp., an internet company, since November 1994. Mr. Shriram served as Director, Channel Sales of Network Computing Devices from October 1990 to November 1994.

        RICK THOMPSON Mr. Thompson was elected as a Director of the Company on February 23, 1998. Mr. Thompson has served as Vice President of Microsoft Corporation's Hardware Division since October 1987.

        Executive officers are elected by the Board of Directors of the Company at the first meeting after each annual meeting of shareholders and hold office until their successors are elected and duly qualified.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the number of shares of the Company's Common Stock beneficially owned by (i) each director and nominee for election to the Board of Directors of the Company; (ii) each of the named executive officers in the Summary Compensation Table; (iii) all directors and executive officers as a group; and (iv) to the best of the Company's knowledge, all beneficial owners of more than 5% of the outstanding shares of the Company's Common Stock as of May 15, 1998. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

                                                  COMMON SHARES
NAME (AND ADDRESS OF 5%                           BENEFICIALLY                    PERCENT OF
HOLDER) OR IDENTITY OF GROUP(1)                     OWNED(2)                       CLASS(2)
-------------------------------                   -------------                   ----------

Robert N. Goodman                                        0                            --
Michael A. Brochu                                   12,500(3)                         *
Timothy I. Maudlin                                 762,620(4)                        7.4%
Alan D. Frazier                                    251,135(5)                        2.5%
Ronald E. Eibensteiner                             327,062(6)                        3.2%
Ann Kirschner                                            0                            --
Ram Shriram                                              0                            --
Rick Thompson                                            0                            --
Timothy J. Walsh                                    66,053(7)                         *
Joy A. Solomon                                     182,500(8)                        1.8%
Perkins Group                                    1,765,925(9)                       17.4%
 Medical Innovation Partners                       707,922(10)                       6.9%
Wayne W. Mills                                     529,500(11)                       5.2%
Nevis Capital Management, Inc.                     902,800(12)                       8.9%
All Directors and Executive                      1,283,517(13)                      12.2%
 Officers as a Group (9 persons)

---------------

*       Less than 1% of the outstanding shares of Common Stock.

(1) The addresses of the more than 5% holders are: Perkins Group (Perkins Capital Management, Inc. and Perkins Opportunity Fund) - 730 East Lake Street, Wayzata, MN 55391; Medical Innovation Partners and Timothy I. Maudlin - 421 Opus Center, 9900 Bren Road East, Minneapolis, MN 55343; Alan D. Frazier - Two Union Square, 601 Union Street, Suite 2110, Seattle, WA 98101; Wayne W. Mills - 5500 Wayzata Boulevard, Suite 290, Minneapolis, MN 55416; Nevis Capital Management, Inc. - 1119 St. Paul Street, Baltimore, MD 21202.

(2) Under the rules of the Securities and Exchange Commission, shares not actually outstanding are nevertheless deemed to be beneficially owned by a person if such person has the right to acquire the shares within 60 days. Pursuant to such SEC rules, shares deemed beneficially owned by virtue of a person's right to acquire them are also treated as outstanding when calculating the percent of class owned by such person and when determining the percentage owned by a group.

(3) Includes 12,500 shares which may be purchased by Mr. Brochu upon exercise of currently exercisable options.

(4) Includes 487,376 shares held by Medical Innovation Fund ("MIF"), 135,853 shares held by Medical Innovation Fund II ("MIF II") and 909 shares held by MICI Limited Partnership ("MLP"); 25,150 shares held by or for family members; 83,784 shares which may be purchased by MIF upon the exercise of a currently exercisable warrant; and 15,000 shares which may be purchased by Mr. Maudlin upon exercise of currently exercisable options. Mr. Maudlin is the (i) Managing General Partner of Medical Innovation Partners ("MIP"), which is the General Partner of MIF, (ii) Managing General Partner of Medical Innovation Partners II ("MIP II"), which is the General Partner of MIF II and (iii) General Partner of MLP and an officer and principal shareholder of Medical Innovation Capital, Inc., which is the Managing General Partner of MLP.

(5) Includes 160 shares held by Frazier & Company, Inc., 2,260 shares held by Frazier Management LLC, 224,349 shares which may be purchased by Frazier & Company, L.P. upon exercise of a currently exercisable warrant and 15,000 shares which may be purchased by Mr. Frazier upon exercise of currently exercisable options. Mr. Frazier is the sole stockholder of Frazier & Company, Inc., which is the managing member of

        Frazier Management, LLC and the managing member of Frazier & Company, L.P. Mr. Frazier may be deemed to share voting and investment power with respect to such shares. Mr. Frazier disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares arising from his interest in the entities referred to herein.

(6) Includes 135,853 shares held by MIF II, 33,750 shares which may be purchased by Mr. Eibensteiner upon exercise of currently exercisable options and 11,217 shares which may be purchased by Mr. Eibensteiner upon exercise of a currently exercisable warrant. Mr. Eibensteiner is a limited partner of MIP II, which is a General Partner of MIF II. Mr. Eibensteiner disclaims beneficial ownership of such shares.

(7) Includes 16,053 shares which may be purchased by Mr. Walsh upon exercise of currently exercisable options.

(8) Includes 182,500 shares which may be purchased by Ms. Solomon upon exercise of currently exercisable options.

(9) Of the shares, 1,181,550 shares are owned by clients of Perkins Capital Management, Inc. ("Perkins Capital") and 584,375 shares are owned by Perkins Opportunity Fund ("Perkins Fund"). Perkins Capital has the sole power to vote 1,061,675 shares, including 584,375 shares held by Perkins Fund, and no power to vote 703,620 shares. Perkins Capital has the sole investment power for all of the shares, including the 584,375 shares held by Perkins Fund. The Company has relied on information contained in a Schedule 13G Amendment filed with the Securities and Exchange Commission on February 11, 1998 by Perkins Capital and Perkins Fund as a group.

(10) Includes 487,376 shares held by MIF, 135,853 shares held by MIF II and 909 shares held by MLP and 83,784 shares which may be purchased by MIF upon exercise of a currently exercisable warrant. MIP is the General Partner of MIF, MIP II is the General Partner of MIF II and Timothy I. Maudlin is the General Partner of MLP.

(11) The Company has relied on information contained in a Schedule 13D Amendment dated September 10, 1997 filed with the Securities and Exchange Commission by Mr. Mills.

(12) The Company has relied on information contained in a Schedule 13G dated April 30, 1998 filed with the Securities and Exchange Commission by Nevis Capital Management, Inc., a registered investment advisor.

(13) Includes 103,520 shares which may be purchased upon exercise of currently exercisable options and 308,133 shares which may be purchased upon exercise of currently exercisable warrants.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

        The authorized Common Stock of the Company consists of 30,000,000 shares, no par value. As of May 15, 1998, there were approximately 10,136,710 shares of Common Stock outstanding held of record by 117 shareholders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and may not cumulate votes for the election of directors. Holders of Common Stock also are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

SERIES B CONVERTIBLE PREFERRED STOCK


        The Preferred Stock accrues dividends quarterly in the amount of 5% per annum payable in cash or, at the option of the Company, additional shares of Preferred Stock. The Preferred Stock is convertible into Common Stock as follows: (i) during the period from April 10 through July 9, 1998, the Preferred Stock, together with accrued and unpaid dividends, may be converted into Common Stock at a conversion price equal to $9.73, (ii) during the period from July 10, 1998 through October 7, 1998, the Preferred Stock, together with accrued and unpaid dividends, may be converted into Common Stock at a conversion price equal to an average of the closing bid prices of the Common Stock on selected dates prior to conversion or $9.73, whichever is lower, and (iii) during the period from October 8, 1998 through January 5, 1999, the Preferred Stock, together with accrued and unpaid dividends, may be converted into Common Stock at a conversion price equal to a 5% discount to the average of the closing bid prices of the Common Stock computed from selected dates prior to the conversion or $9.73, whichever is lower. Thereafter, each Preferred Share, together with accrued and unpaid dividends, is convertible at a price per share of Common Stock at a discount of 10% from the average of the closing bid prices of the Common Stock computed from selected dates prior to the conversion or $9.73, whichever is lower. Pursuant to the terms of the Certificate of Designation for the Preferred Stock, the $9.73 amount and the percentage discounts described above are subject to adjustment in certain circumstances and no holder can convert such holder's Preferred Stock if such conversion would cause its beneficial ownership of Common Stock (other than shares so owned through ownership of the Preferred Stock) to exceed 4.9%.

WARRANTS

        Other than the Warrants issued to the Selling Shareholders described below, the Company has outstanding warrants to purchase 547,260 shares of Common Stock. One, an underwriters' warrant for 100,000 shares of Common Stock exercisable at a price of $17.04 per share expiring October 6, 1999. Another is with Frazier Investments for 224,349 shares exercisable at a price of $6.61 per share expiring June 3, 2000. The balance of the warrants are with various parties with varying exercise prices.

        The Warrants. On April 10, 1998, in connection with the issuance of the Preferred Stock, the Company issued to the Selling Shareholders Warrants to purchase a total of 66,778 shares of Common Stock at an exercise price of $11.23 per share (subject to adjustment). The Warrants expire April 10, 2003.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

        Article V of the Company's Bylaws (the "Bylaws"), requires indemnification of directors or officers of the Company to the fullest extent not prohibited by the Minnesota Business Corporation Act (the "Act"). The effects of the Bylaws and the Act (the "Indemnification Provisions") are summarized as follows:

        (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

        (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

        (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

        (d) Because the limits of permissible indemnification under Minnesota law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

        (e) The Company may advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and furnishes the company a written undertaking to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

        The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise. The Company believes that its Articles of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the

Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.


             MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS


        The Company's Common Stock, initially offered to the public on October 6, 1993, is quoted on the Nasdaq SmallCap Market system under the symbol "IVIP."


        The following table sets forth the high and low bid quotations for the Company's Common Stock as reported by Nasdaq SmallCap for the last two fiscal years and for the first two quarters of 1998. Such quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not necessarily represent actual transactions.


       1998                          HIGH                 LOW
       ----                          ----                 ---
   Second Quarter*                   8.625             $  5.375
    First Quarter                    6.00              $  2.625

       1997
       ----
Fourth Quarter                    $  4 1/4             $  2
    Third Quarter                    4 5/16               2
 Second Quarter                      3 7/8                2 1/16
    First Quarter                    4 1/2                2 7/8

       1996
       ----
Fourth Quarter                    $  3 7/8             $  2 15/16
    Third Quarter                    7 3/8                1 1/8
Second Quarter                       14 3/8               5 7/8
    First Quarter                    14 1/2               11 1/4


*  Through May 28, 1998.


        At May 15, 1998, there were approximately 117 record holders of the Company's Common Stock, excluding shareholders whose stock is held either in nominee name and/or street name brokerage accounts. Based on information which the Company obtained from its transfer agent, there are approximately 2,508 shareholders of the Company's Common Stock, including shareholders whose stock is held either in nominee name and/or street name brokerage accounts.

        The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the near future. To date, the Company has incurred losses and presently expects to retain its future anticipated earnings to finance development of and expansion of its business. The payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors.

                             EXECUTIVE COMPENSATION


SUMMARY COMPENSATION TABLE

        The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during each of the Company's last three fiscal years to each person who served as Chief Executive Officer during fiscal 1997 and the only other executive officer who earned more than $100,000 in salary and bonuses in 1997.

                                                                                      Long Term Compensation
                                                                                 --------------------------------
                                                                                         Awards          Payouts
                                                                                 --------------------------------
                                               Annual Compensation                Restricted               LTIP        All Other
Name and Principal          Fiscal      ------------------------------------     Stock Awards             Payouts    Compensation
     Position                Year       Salary($)      Bonus($)     Other($)         ($)       Options      ($)           ($)
------------------          ------      ---------      --------     --------     ------------  -------    -------    ------------
Robert N. Goodman            1997        53,548          --            --            --        450,000      --            --
  President and Chief
  Executive Officer

Timothy I. Maudlin           1997          0             --            --            --         65,000      --            --
  Former President and
  Chief Executive
Officer(1)

Joy A. Solomon               1997       180,000          --            --            --         45,000      --            --
  Former President and       1996       171,000        21,000          --            --        180,000      --            --
  Chief Executive Officer    1995       171,000        45,000          --            --         30,000      --           1,000

Timothy J. Walsh             1997       113,300        11,330          --            --         84,212      --            --
  Vice President of          1996        27,659        22,729          --            --         30,000      --            --
Sales(2)

--------------

(1) Mr. Maudlin, a director of the Company, served as an interim President and Chief Executive Officer of the Company from October 1997 to November 1997, for which he received a stock option to purchase 60,000 shares of the Company's Common Stock and no cash compensation.

(2)     Mr. Walsh joined the Company in October 1996.

OPTION GRANTS DURING 1997 FISCAL YEAR

        The following table provides information regarding stock options granted during fiscal 1997 to the named executive officers in the Summary Compensation Table. The Company has not granted any stock appreciation rights.


                                             Percent of Total
                                                 Options                                            Potential Realizable Value at
                        Number of Shares       Granted to         Exercise or                    Assumed Annual Rates of Stock Price
                       Underlying Options       Employees          Base Price       Expiration        Appreciation for Option
Name                        Granted           in Fiscal Year     Per  Share(1)         Date                   Term(2)
------------------     ------------------    ----------------    -------------      ----------   -----------------------------------
                                                                                                         5%              10%
                                                                                                         --              ---

Robert N. Goodman          450,000(3)                37.3%          $   2.50         12/10/07       $  707,506        $1,792,960

Timothy I. Maudlin           5,000(4)                 0.4%          $   3.22         02/28/07       $   10,125        $   25,659
                            60,000(5)                 5.0%          $   2.31         10/08/07       $   87,165           220,893

Joy A. Solomon              45,000(6)                 3.7%          $   3.25         02/18/07       $   91,976        $  233,085


Timothy J. Walsh            30,000(6)                 2.5%          $   3.25         02/18/07       $   61,317        $  155,390
                            50,000(5)                 4.1%          $   2.31         10/08/07       $   72,637        $  184,077
                             4,212(7)                 0.3%          $   2.69         10/13/07       $    7,126        $   18,058

----------

(1) The exercise price is equal to the fair market value of the Common Stock on the date of each grant.

(2) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Company's Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods of up to five years.

(3) The option was granted on December 11, 1997 and will become exercisable to the extent of 37,500 shares on November 10, 1998, 3,125 shares on the tenth day of each month from December 10, 1998 through November 10, 2001 and, subject to acceleration if the Company's stock price reaches certain targets, 300,000 shares on November 10, 2002.

(4) The option was granted on March 1, 1997 and became exercisable to the extent of 1,250 shares on each of September 2, 1997 and March 1, 1998 and will become exercisable to the extent of 1,250 shares on each of March 1, 1999 and 2000.

(5) The option was granted on October 8, 1997 and will become exercisable in full on October 8, 2002, subject to acceleration if the Company's stock price reaches certain targets.

(6) The option was granted on February 19, 1997 and will become exercisable in full on February 19, 2002, subject to acceleration if the Company's stock price reaches certain targets.

(7) The option was granted on October 13, 1997 and became exercisable to the extent of 1,053 shares immediately and, subject to acceleration if the Company's stock price reaches certain targets, will become exercisable to the extent of 3,159 shares on October 13, 2004.

OPTION EXERCISES DURING 1997 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

        The following table provides information as to options exercised by the named executive officers in the Summary Compensation Table during fiscal 1997 and the number and value of all outstanding options at December 31, 1997. The Company has no outstanding stock appreciation rights.


                                                                     Number of Unexercised          Value of Unexercised In-the-
                                 Shares                          Options at December 31, 1997         Money Options at December
                                Acquired          Value                 Exercisable/                     31, 1997 Exercisable/
Name                          on Exercise        Realized               Unexercisable                      Unexercisable(1)
----                          -----------        --------        ----------------------------       ----------------------------
Robert N. Goodman                  --               --                  0 exercisable                           $0
                                                                    450,000 unexercisable                    $28,350

Timothy I. Maudlin                 --               --                1,250 exercisable                         $0
                                                                    63,750 unexercisable                     $138,600

Joy A. Solomon                     --               --               135,000 exercisable                     $137,500
                                                                    175,000 unexercisable                    $357,500

Timothy J. Walsh                   --               --               16,053 exercisable                         $0
                                                                    98,159 unexercisable                     $12,650


(1) Value is calculated on the basis of the difference between the option exercise price and $2.563, the closing sale price for the Company's Common Stock at December 31, 1997 as quoted on the Nasdaq SmallCap, multiplied by the number of shares underlying the option.

COMPENSATION OF DIRECTORS

        DIRECTORS' FEES. The Company's directors receive no fees for attendance at meetings of the Board of Directors, but they are reimbursed for out-of-pocket expenses relating to attendance at the meetings; provided, however, Mr. Brochu is paid an annual fee of $30,000 for his services as Chairman of the Board, as well as out-of-pocket expenses.

        STOCK OPTION GRANTS TO NON-EMPLOYEE DIRECTORS. The Director Option Plan has provided for the automatic option grants to each director who is not an employee of the Company (a "Non-Employee Director") as follows: (i) 25,000 share option upon initial election and (ii) 5,000 share option on March 1 of each year thereafter. The per share option price is equal to 100% of the fair market value of the Common Stock on the date of grant. The options vest to the extent of one-fourth of the shares immediately and on each of the first three anniversary dates of the date of grant; provided, however, that the option may be exercised as to the vested shares during the term of the option beginning six months and one day after the date of grant. The options expire on the earlier of (i) 10 years after the date of grant (provided, however, that options granted to a Non-Employee Director who is a party to a partnership or other agreement requiring a reduction in compensation pursuant to such agreement based on the value of options granted under the Plan, shall have a five-year term) and (ii) one year after the Non-Employee Director ceases to be a director for any reason.

        On December 11, 1997, the Board adopted, subject to shareholder approval, the 1997 Stock Option Plan, which provides for similar automatic grants to Non-Employee Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

        In August 1996, the Company entered into a two-year employment agreement with Joy Solomon, former President and Chief Executive Officer, pursuant to which Ms. Solomon received an annual base salary of $171,000. Pursuant to a Separation Agreement and Release of Claims ("Separation Agreement") entered into between the Company and Ms. Solomon, Ms. Solomon's employment with the Company terminated on December 31, 1997. Under the Separation Agreement, Ms. Solomon will receive her base salary as in effect on December 31, 1997 for the period January 1, 1998 through June 30, 1999. In addition, the Separation Agreement amended Ms. Solomon's stock options to provide that the options shall continue to vest according to their respective vesting schedules until June 30, 1999 and shall be exercisable to the extent vested until the respective original expiration dates. The Separation Agreement contains mutual releases and is subject to confidentiality provisions.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Alan D. Frazier, a director of the Company, is a principal of Frazier & Company, L.P. In 1997, the Company paid Frazier & Company, L.P. a total of $7,230 for financial consulting services.

        On November 22, 1996, the Company issued convertible debentures in the principal amount of $3,500,250, which were convertible into the Company's Common Stock at a conversion price of $3.25 per share. On October 1, 1997, primarily to meet maintenance requirements for continued listing on the Nasdaq SmallCap Market and to improve its balance sheet as the Company sought various financing alternatives, the Company reduced the conversion price to $2.00 per share to provide an incentive for conversion. On October 28, 1997, all of the debentures were converted into 1,750,125 shares of the Company's Common Stock. Certain officers, directors and principal shareholders purchased debentures in the aggregate principal amount of $897,500, which debentures were converted into an aggregate of 448,750 shares of the Company's Common Stock on October 28, 1997, including (i) 50,000 shares acquired by Ronald E. Eibensteiner, a director of the Company, (ii) 100,000 shares acquired by Medical Innovation Fund, a more than 5% holder and of which Timothy I. Maudlin, a director of the Company, is an affiliate, (iii) 125,000 shares acquired by Frazier Healthcare Investments, L.P., of which Alan D. Frazier, a director of the Company, is an affiliate, (iv) 50,000 shares by Timothy J. Walsh, Vice President of Sales of the Company, (v) 10,000 shares acquired by Joy A. Solomon, Former President and Chief Executive Officer of the Company, and (vi) 113,750 shares acquired by Wayne W. Mills, a more than 5% holder.

                                  LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Preston Gates & Ellis LLP, 5000 Columbia Center, 701 Fifth Avenue, Seattle, Washington 98104.

                                     EXPERTS


        The financial statements of IVI Publishing, Inc. at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS



                          Index To Financial Statements



Independent Auditors' Report.........................................   F-2

Balance Sheets.......................................................   F-3

Statements of Operations.............................................   F-4

Statements of Shareholders' (Deficit) Equity.........................   F-5

Statements of Cash Flows.............................................   F-6

Notes to Financial Statements (audited)..............................   F-7

REPORT OF THE INDEPENDENT AUDITORS



The Board of Directors and Shareholders
IVI Publishing, Inc.

        We have audited the accompanying balance sheets of IVI Publishing, Inc. as of December 31, 1997 and 1996, and the related statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IVI Publishing, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                        /s/
                                                        ERNST & YOUNG LLP



Minneapolis, Minnesota
February 12, 1998, except for Note 2 as
to which the date is April 13, 1998

                              IVI PUBLISHING, INC.
                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       March 31                     December 31
                                                     (unaudited)
                                                    ------------------------------------------------------
                                                        1998                 1997                 1996
                                                    ------------         ------------         ------------
ASSETS

Current assets:
     Cash and cash equivalents                      $        571         $      2,488         $      3,462
     Accounts receivable, net of allowances
        for returns and doubtful accounts of
        $991 in 1998, $1,011 in 1997
        and $277 in 1996                                      65                  337                4,134
     Inventories                                              46                  150                  155
     Other current assets                                    263                  332                  585
                                                    ------------         ------------         ------------
Total current assets                                         945                3,307                8,336

Furniture and equipment:
     Computers and software                                2,874                2,856                4,583
     Office equipment                                      1,403                1,403                1,546
     Leasehold improvements                                   --                  683
                                                    ------------         ------------         ------------
                                                           4,277                4,259                6,812
     Accumulated depreciation                             (3,184)              (2,989)              (3,622)
                                                    ------------         ------------         ------------
                                                           1,093                1,270                3,190

Long-term receivables and other assets                        --                   --                1,885
                                                    ------------         ------------         ------------

TOTAL ASSETS                                        $      2,038         $      4,577         $     13,411
                                                    ============         ============         ============



Current liabilities:
     Accounts payable                               $      1,725         $      1,919         $      3,206
     Other accrued expenses                                2,464                2,640                1,900
                                                    ------------         ------------         ------------
Total current liabilities                                  4,189                4,559                5,106

Convertible subordinated debentures                           --                   --                3,500

Convertible redeemable preferred stock                        --                   --                1,905
     (redemption value of $2,000)

Shareholders' (deficit) equity:
     Common stock, $.01 par value:
         Issued and outstanding shares -
             10,106 and 7,612  at December 31,
             1997 and 1996, respectively                     101                  101                   76
     Additional paid-in capital                           78,577               78,493               70,453
     Accumulated deficit                                 (80,829)             (78,576)             (67,629)
                                                    ------------         ------------         ------------
Total shareholders' (deficit) equity                      (2,151)                  18                2,900
                                                    ------------         ------------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
     (DEFICIT) EQUITY                               $      2,038         $      4,577         $     13,411
                                                    ============         ============         ============


See accompanying notes.

                              IVI PUBLISHING, INC.
                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                        Three Months Ended March 31                  Year Ended December 31
                                        ---------------------------       --------------------------------------------
                                           1998             1997             1997             1996             1995
                                        ----------       ----------       ----------       ----------       ----------
                                                (unaudited)
Net revenues                                   330            1,719       $    3,761       $    9,470       $   11,970
Cost of revenues                               688              770            2,541            5,076            6,231
                                        ----------       ----------       ----------       ----------       ----------
Gross margin                                  (358)             949            1,220            4,394            5,739


Operating expenses:
      Product development                      728            1,311            4,243            5,651            7,494
      Sales and marketing                      436              394            1,347            2,705            7,473
      General and administrative               743              766            6,892            6,364            5,647
                                        ----------       ----------       ----------       ----------       ----------
Loss from operations                         2,265           (1,522)         (11,262)         (10,326)         (14,875)

Interest income                                 12               --              106              203              641
Interest expense                                --              (59)            (264)             (34)              --
Other income, net                               --               --              473               --               --
                                        ----------       ----------       ----------       ----------       ----------
Net loss                                    (2,253)          (1,581)         (10,947)         (10,157)         (14,234)
                                        ==========       ==========       ==========       ==========       ==========


Preferred stock dividends                       --              (30)            (100)            (119)             (20)
Preferred stock accretion                       --              (13)             (43)             (60)              --
Preferred stock deemed dividend                 --               --           (2,875)              --               --
                                        ----------       ----------       ----------       ----------       ----------
Net loss applicable to
      common shareholders                   (2,253)          (1,624)      ($  13,965)      ($  10,336)      ($  14,254)
                                        ==========       ==========       ==========       ==========       ==========

Net loss per common share --
      basic and diluted                 ($    0.22)      ($    0.21)      ($    1.73)      ($    1.36)      ($    1.90)
                                        ==========       ==========       ==========       ==========       ==========

Weighted average number of
      common shares outstanding             10,150            7,653            8,056            7,580            7,484
                                        ==========       ==========       ==========       ==========       ==========


See accompanying notes.

                             IVI PUBLISHING, INC.
                 STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                 Common                       Additional                                Total
                                                 Shares          Common         Paid-In         Accumulated          Shareholders'
                                               Outstanding        Stock         Capital           Deficit          (Deficit) Equity
                                            ------------------ ------------ ----------------  -----------------  -------------------

BALANCE AT DECEMBER 31, 1994                            7,478          $75          $70,131          ($43,238)              $26,968

Issuance of common stock
    through exercise of options                            46                           166                                     166

Dividends on convertible
    redeemable preferred stock
    ($.01 per share)                                                                   (20)                                    (20)

Net loss                                                                                              (14,234)             (14,234)
                                            ------------------ ------------ ----------------  -----------------  -------------------

BALANCE AT DECEMBER 31, 1995                            7,524           75           70,277           (57,472)               12,880

Issuance of common stock
    through exercise of options                            88            1              355                                     356

Dividends on convertible
    redeemable preferred stock
    ($.06 per share)                                                                  (119)                                   (119)

Preferred stock accretion                                                              (60)                                    (60)

Net loss                                                                                              (10,157)             (10,157)
                                            ------------------ ------------ ----------------  -----------------  -------------------

BALANCE AT DECEMBER 31, 1996                            7,612           76           70,453           (67,629)                2,900

Issuance of common stock
    through exercise of options                            59            1               97                                      98

Dividends on convertible
    redeemable preferred stock
    ($.06 per share)                                                                  (100)                                   (100)

Preferred stock accretion                                                              (43)                                    (43)

Issuance of common stock
    as lawsuit settlement                                 175            2              431                                     433

Return of common stock
    per Mayo agreement                                  (490)          (5)                5                                      --

Debenture conversion                                    1,750           17            5,712                                   5,729

Preferred stock conversion                              1,000           10            1,938                                   1,948

Net loss                                                                                              (10,947)             (10,947)
                                            ------------------ ------------ ----------------  -----------------  -------------------

BALANCE AT DECEMBER 31, 1997                           10,106         $101          $78,493          ($78,576)                  $18

Issuance of Common Stock through                           19                            84                                      84
exercise of options

Net Loss                                                                                               (2,253)              (2,253)
                                                      _______       _______         _______           _______              _______
BALANCE AT MARCH 31, 1998 (unaudited)                 $10,125         $101          $78,577          ($80,829)             ($2,151)
                                                      =======       =======         =======           =======              =======



SEE ACCOMPANYING NOTES.

                              IVI PUBLISHING, INC.
                             STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)



                                                                    Three Months Ended
                                                                 ------------------------
                                                                          March 31                  Year Ended December 31
                                                                 ------------------------    ---------------------------------------
                                                                        (unaudited)
                                                                    1998          1997          1997          1996          1995
                                                                 ----------    ----------    ----------    ----------    ----------

Operating activities:
       Net loss                                                  ($   2,253)   ($   1,581)   ($  10,947)   ($  10,157)   ($  14,234)
       Adjustments to reconcile net loss to
          net cash used in operating activities:
             Debenture conversion to equity                              --            --         2,229

             Depreciation                                               195           330         1,252         1,409         1,403
             Loss (gain) on disposal of furniture and equipment          --            --           711            (3)          (96)

             Common stock issued as litigation settlement                --            --           433

             Changes in assets and liabilities:
               Decrease (increase) in accounts receivable               272           970         3,797          (926)          240
               Decrease in inventories                                  104           (26)            5           666           363
               Decrease (increase) in other current assets               69            20           253          (139)          137
               Decrease (increase) in other long-term assets             27         1,885          (585)         (365)

               (Decrease) increase in accounts payable                 (370)       (2,292)       (1,287)          843        (1,750)
               Increase in other accrued expenses                        --            --           760           636           224

                                                                 ----------    ----------    ----------    ----------    ----------
       Net cash used in operating activities                         (1,983)       (1,442)         (909)       (8,256)      (14,078)

Investing activities:
       Purchase of furniture and equipment                              (18)          (23)         (104)         (288)       (1,026)
       Proceeds from disposal of furniture and equipment                 --            --            61           510           199

       Purchase of short-term investments                                --            --        (4,388)

       Maturity of short-term investments                                --            --        22,218
                                                                 ----------    ----------    ----------    ----------    ----------
       Net cash (used in) provided by investing activities              (18)          (23)          (43)          222        17,003

Financing activities:
       Net proceeds from issuance of convertible                         --            --
              redeemable preferred stock                                 --            --         1,845

       Preferred stock dividends paid                                    --            --          (120)         (119)

       Proceeds from exercised stock options                             84            74            98           356           166
       Proceeds from issuance of convertible
             subordinated debentures                                     --            --         3,500

                                                                 ----------    ----------    ----------    ----------    ----------
       Net cash (used in) provided by financing activities               84            74           (22)        3,737         2,011
                                                                 ----------    ----------    ----------    ----------    ----------

Net (decrease) increase in cash and cash equivalents                 (1,917)        3,462          (974)       (4,297)        4,936
Cash and cash equivalents at beginning of year                        2,488        (1,391)        3,462         7,759         2,823
                                                                 ==========    ==========    ==========    ==========    ==========
Cash and cash equivalents at end of year                         $      571    $    2,071    $    2,488    $    3,462    $    7,759
                                                                 ==========    ==========    ==========    ==========    ==========


See accompanying notes.

                              IVI PUBLISHING, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 1. BUSINESS ACTIVITY

Formation of the Business

IVI Publishing, Inc. (the "Company"), which was founded in 1990 and commenced operations in early 1991, is engaged in a single business consisting of electronic publishing of health and medical information in interactive multimedia formats.

NOTE 2. MANAGEMENT'S PLANS CONCERNING CASH FLOW AND ONGOING OPERATIONS

The Company has experienced recurring losses from operations and has generated an accumulated deficit from inception through December 31, 1997 of approximately $78,576,000. These conditions give rise to the question about the Company's ability to generate positive cash flow and fund operations. In April 1998, the Company completed a $5,000,000 issuance of non-voting Convertible Redeemable Preferred Stock (CPS) to two institutional investors. As part of the transaction, the Company also granted to the investors warrants to purchase an aggregate of 66,778 shares of the Company's common stock at $11.23125 per share. The CPS provides for the payment of dividends at a rate of 5%. The CPS also provides the investors with certain conversion rights into Common Stock of the Company and allows for redemption of the CPS by the Company. Further, the CPS holders could require the Company to repurchase the CPS upon the occurrence of certain events, such as the absence of any bids for the Common Stock for five consecutive trading days or failure of the Common Stock to be listed for trading on the AMEX, NASDAQ SmallCap Market, NASDAQ National Market, or the NYSE. The Company believes that the completion of this financing transaction and anticipated operating cash flows will allow the Company to continue to meet its ongoing financial obligations and operate through December 31, 1998.


NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 1997 and 1996, cash and cash equivalents consisted principally of United States Government obligations for which the carrying amount approximates fair value.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets ranging from 5 to 7 years.

Product Development Costs

Product development costs consist principally of compensation to Company employees, interactive design costs paid to outside consultants, travel and supplies. Product development also includes costs incurred related to the acquisition of content under license and publishing agreements. Costs related to research, design and development of products are charged to product development expenses as incurred. Under Statement of Financial Accounting Standards No. 86 (SFAS No. 86), software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. The Company has not capitalized any software development costs since such costs meeting the requirements of SFAS No. 86 have not been significant.

Revenue Recognition

The Company's revenues consist of product sales and licensing revenue, contract development revenue, fees relating to the licensing of its content for use on cable television, and fees for online services.

Product sales and licensing revenues are made up of retail distribution sales, direct mail sales, and product sales and royalties on licenses to original equipment manufacturers (OEM's). These revenues are recognized upon shipment of the product or when the Company's obligations under the licensing agreements are complete. Allowances for returns are recorded at the time revenue is recognized.

Contract development revenue is generated through the use of the Company's personnel and facilities for the creation of custom multimedia products. This revenue is recognized by contract on a percentage-of-completion basis or at a specific hourly rate, depending on the terms of the contract.

Revenues are generated through the licensing of the Company's health and medical content for use on cable television channels. The Company recognized revenue under its cable television agreement with America's Health Network ("AHN") during 1997, 1996 and 1995. (See Note 12).

Revenues are generated through the sale of advertising and sponsorships of the Company's Onhealth web site. These revenues are recognized as they are earned.

During 1996, the Company also generated revenue through the Company's online agreement with American Telephone and Telegraph ("AT&T"). These revenues were nonrefundable advances payable to the Company under the exclusive agreement signed with AT&T. They were recognized as they were earned. (See Note 13).

Revenues for each of the three years ended December 31, 1997, 1996 and 1995 are as follows:

                             1997            1996            1995
                         -----------     -----------     -----------

Product sales            $ 1,990,000     $ 5,152,000     $ 8,333,000
Contract development       1,220,000       1,346,000       1,637,000
Cable television             493,000       1,972,000       1,000,000
Online                        58,000       1,000,000       1,000,000
                         -----------     -----------     -----------

Net revenues             $ 3,761,000     $ 9,470,000     $11,970,000
                         ===========     ===========     ===========

Net sales to one OEM manufacturer in 1996 totaled $1,394,000. Additionally, for 1997 and 1996 respectively, $439,000 and $1,972,000 of revenue was recognized from the Company's content agreement with AHN, and $1,000,000 of revenue was recognized from the Company's online content agreement with AT&T in 1996.

No individual customer accounted for more than 10% of total net revenues in 1995.

Inventories

All inventories are stated at the lower of cost (first-in, first-out method) or market and consist of packaging supplies and finished goods.

Advertising Costs

The Company's policy is to expense advertising costs as they are incurred. Advertising costs were $190,000, $556,000, and $1,732,000 for 1997, 1996, and
1995, respectively.

Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. Deferred income taxes are provided for temporary differences between financial reporting and income tax basis of assets and liabilities under the liability method.

Net Loss Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (Statement 128). Statement 128 replaced the calculations of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share under the previous rules. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. The effect of outstanding options, warrants and convertible securities are excluded from the computation for all periods as their effect is antidilutive.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Based Compensation

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Reclassifications

Certain amounts for 1996 and 1995 have been reclassified to conform to the 1997 financial statement presentation.

Interim Financial Information

The accompanying financial statements as of March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 are unaudited. In the opinion of management of the Company, these financial statements reflect all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial staements. The results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.

NOTE 4. OTHER ASSETS

In 1994, the Company entered into an agreement with Time Life, Inc. ("Time Life") pursuant to which the Company agreed to pay Time Life for the development of a comprehensive home health reference guide. In exchange, the Company receives royalty payments in the amount of 5% of Time Life's net revenue from the sale of the print versions of the product. At December 31, 1996, the Company recorded an asset of $1,778,000, which represented the Company's payments to Time Life, net of royalty payments received from Time Life. The Company's policy was to amortize this asset over the period that revenues were recognized. During 1997, revenues from the print version were not as high as anticipated, and management determined that the asset was not realizable. Accordingly, the Company wrote-off the remaining asset balance and expensed $1,741,000 in general and administrative operating expenses.


NOTE 5. OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

                           December 31
                       1997           1996
                    ----------     ----------

Litigation loss     $  961,000     $  300,000
Severance              610,000             --
Royalties              501,000        993,000
Rent obligation        252,000        429,000
Other                  316,000        178,000
                    ==========     ==========
Total               $2,640,000     $1,900,000
                    ==========     ==========

NOTE 6. COMMON STOCK

As of December 31, 1997 and 1996, the Company had 30,000,000 shares of $.01 par value capital stock authorized. As of December 31, 1996, the Company had designated 2,000 of its shares to be 6% Series A Convertible Preferred Stock, and such designation was canceled in December 1997.


NOTE 7. CONVERTIBLE SUBORDINATED DEBENTURES

In November 1996, the Company issued $3,500,000 of 9% Convertible Subordinated Debentures ($3,325,000 net of debt issue costs). These debentures were converted into Common Stock on October 28, 1997 at a rate of $2.00 per share, resulting in the issuance of 1,750,000 shares of Common Stock. The original conversion price was $3.25 per share. The excess of the fair value of the Common Stock issued over the fair value of the shares issuable pursuant to the original conversion terms was $2,229,000 and was recorded as an other expense at the date of conversion.

On December 31, 1996, the estimated fair value of the Convertible Subordinated Debentures approximated the recorded amount.


NOTE 8. CONVERTIBLE REDEEMABLE PREFERRED STOCK

In 1995, the Company issued 2,000 shares of 6% Series A Convertible Redeemable Preferred Stock for $2,000,000 ($1,845,000 net of brokerage expenses) to Davidson & Associates, Inc., ("Davidson") a distributor of multimedia educational and entertainment software. The Preferred Stock was converted into Common Stock on October 30, 1997 at a rate of $2.00 per share, resulting in the issuance of 1,000,000 shares of Common Stock. The original conversion price was $11.21 per share. The excess of the fair value of the Common Stock issued over the fair value of the shares issuable pursuant to the original conversion terms was $2,875,000 and was recorded as a deemed preferred dividend at the date of conversion. This deemed dividend increased the net loss applicable to common shareholders in the calculation of the net loss per share as shown in the statements of operations.


NOTE 9. STOCK OPTIONS AND WARRANTS

The Company has a 1991 Stock Option Plan (the "Plan") for its employees. The Plan, which is administered by the Board of Directors, permits the Company to grant stock options for the purchase of Common Stock. The Plan provides for the granting of Incentive Stock Options (ISO's) and Non-Qualified Options. In the case of ISO's, the exercise price must be at least equal to the fair market value per share of the Common Stock on the date of grant. In the case of Non-Qualified Options, the exercise price must be at least 85% of the fair market value per share on the date of grant. Options generally expire nine to ten years from the date of grant.

In addition, the Company has a Director Stock Option Plan pursuant to which current non-employee directors are eligible to receive options to purchase shares of the Company's common stock at the market price on the date of grant.

From time to time, the Company's Board of Directors may grant stock options outside of either of the existing stock option plans.

In December 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan for its employees and reserved 1,750,000 shares of the Company's Common Stock for such plan. The 1997 Stock Option Plan is subject to shareholder approval at the Company's 1998 Annual Meeting.

Activity in the plans is as follows:

                                                              Option       Weighted-
                                             Shares           Shares     Average Price
                                            Reserved       Outstanding     Per Share
                                           ----------      -----------   -------------

TOTAL OUTSTANDING AT DECEMBER 31, 1994        413,000       1,029,000      $   15.72
Options Granted                              (467,000)        467,000          11.04
Options Exercised                             (46,000)                          3.59
Options Canceled                              543,000        (543,000)         19.72
                                           ----------      ----------
TOTAL OUTSTANDING AT DECEMBER 31, 1995        489,000         907,000          11.53
Options Reserved                              200,000
Options Granted                              (582,000)        582,000           4.98
Options Exercised                             (88,000)                          4.06
Options Canceled                              461,000        (461,000)         13.24
                                           ----------      ----------
TOTAL OUTSTANDING AT DECEMBER 31, 1996        568,000         940,000           7.10
Options Reserved                            1,750,000
Options Granted                              (684,000)        684,000           2.85
Options Exercised                             (59,000)                          1.64
Options Canceled                              474,000        (474,000)          9.86
                                           ----------      ----------
TOTAL OUTSTANDING AT DECEMBER 31, 1997      2,108,000       1,091,000      $    3.53
                                           ==========      ==========

At December 31, 1997, 1996 and 1995, options to purchase 325,000, 602,000 and 557,000 shares were exercisable, respectively. Exercise prices for the options outstanding as of December 31, 1997 range from $2.31 to $17.75.

The following table summarizes information about the stock options outstanding at December 31, 1997:

                                       OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
                          --------------------------------------------------------        ---------------------------
                                             Weighted-                                                      Weighted-
                                              Average                  Weighted-                             Average
Range of Exercise           Number           Remaining                  Average             Number           Exercise
Prices                    Outstanding     Contractual Life          Exercise Price        Exercisable         Price
----------------------    -----------     ----------------          --------------        -----------       ---------

  $2.31 -  2.50              221,000          10 years                $2.31                    9,000          $2.31
           2.51 - 3.00       346,000           9 years                 2.78                  121,000           2.81
           3.01 - 3.50       398,000           9 years                 3.22                   86,000           3.00
           3.51 - 17.75      126,000           7 years                 8.75                  109,000           8.81
  $2.31 - 17.75            1,091,000           9 years                $3.53                  325,000          $4.86

The Company reserved 547,260 and 559,760 shares of Common Stock for the issuance of warrants at December 31, 1997 and 1996, respectively, and had warrants outstanding at those dates to purchase 547,260 and 559,760 shares of Common Stock at prices ranging from $3.25 per share to $30.94 per share. Warrants outstanding at December 31, 1997 expire from 1998 through 2000. The warrants were generally issued to underwriters and investment bankers for services performed in connection with several of the Company's financing transactions.

In 1997, the Company granted non-qualified options outside any of the Company's stock option plans to purchase 522,500 shares at prices ranging from $2.31 to $2.50. These options expire in 2007. Of the options granted, one option to purchase 60,000 shares becomes exercisable on October 8, 2002. This option provides for earlier exercise in six 10,000-share tranches as the Company's stock trades at various prices from $5.00 to $10.00 or more for 40 consecutive trading days. The accounting for this option may result in the future recognition of compensation expense.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995:

                                     1997          1996          1995
                                   --------      --------      --------
Risk-free interest rate               5.50%         6.21%         5.37%
Dividend yield                           0%            0%            0%
Volatility factor                      .760          .726          .613
Weighted-average expected life      5 years       5 years       5 years


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                  1997                  1996                  1995
                                                            --------------        --------------        --------------
Pro forma net loss applicable to common shareholders        $   14,294,000        $   10,562,000        $   14,378,000
Pro forma net loss per common share -
           basic and diluted                                $         1.77        $         1.39        $         1.92
Weighted average fair value of options
           granted during year                              $         1.74        $         2.99        $         6.15

The pro forma effect on the net loss for 1997, 1996 and 1995 is not representative of the pro forma effect on the net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

NOTE 10. COMMITMENTS

The Company leases office space under agreements accounted for as operating leases. The agreements expire at various times through 1999. Gross rent expense, including charges for monthly operating costs, was $881,000, $1,433,000, and $1,287,000 for 1997, 1996 and 1995, respectively. The Company has subleased certain facilities to various tenants under non-cancelable operating leases expiring in 1999. The Company also has several license agreements that require minimum annual royalty payments. Scheduled minimum lease commitments and annual royalty payments are as follows:

                                                  Royalty
                              Lease              Payments
                           -----------         -----------
               1998        $ 1,191,000         $   303,000
               1999            496,000             212,000
                           -----------         -----------
                             1,687,000             515,000
Less Sublease
      Rental Income           (577,000)
                           -----------         -----------
Total                      $ 1,110,000         $   515,000
                           ===========         ===========

In 1998, the Company entered into a termination arrangement for its existing lease in Minneapolis, Minnesota, effective March 31, 1998. As a result of the arrangement, the Company paid $122,000 and contributed to the lessor $150,000 in furniture and equipment for satisfaction of the above lease commitments. The Company entered into new leases in Seattle, Washington and a substantially smaller facility in Minneapolis, Minnesota. As a result, future minimum lease commitments related to the new lease agreements would be $61,000 in 1998, $128,000 in 1999, $134,000 in 2000, $142,000 in 2001, $151,000 in 2002, and
$52,000 thereafter.


NOTE 11. INCOME TAXES

At December 31, 1997, the Company has net operating loss carryforwards of $64,699,000 for income tax purposes and unused research and development credits of $326,000 that expire at various times through 2012. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. For financial reporting purposes, a valuation allowance has been recognized to completely reserve for the deferred tax assets related to those carryforwards. The reserve has been established because of the uncertainty of future taxable income, which is necessary to realize the benefits of the net operating loss carryforwards.

Components of the Company's deferred tax assets and liabilities are as follows:

                                                     December 31
                                           ---------------------------------
                                               1997                 1996
                                           ------------         ------------
DEFERRED TAX ASSETS:
Accrued expenses and allowances            $  2,788,000         $  2,649,000
Stock issued for license agreements                  --            1,351,000
Research and development credits                326,000              326,000
Net operating loss carryforwards             25,880,000           23,054,000
                                           ------------         ------------
                                             28,994,000           27,380,000
DEFERRED TAX LIABILITIES:
Depreciation                                     16,000              186,000
                                           ------------         ------------
                                                 16,000              186,000
                                           ------------         ------------
Net deferred tax assets
    before valuation allowance               28,978,000           27,194,000
Less valuation allowance                    (28,978,000)         (27,194,000)
                                           ============         ============
NET DEFERRED TAX ASSETS                    $         --         $         --
                                           ============         ============


NOTE 12. INVESTMENT IN AMERICA'S HEALTH NETWORK

In March 1994, the Company acquired an equity position in America's Health Network ("AHN"), a health information cable television network that combines live programming with medical consumer product sales. The network launched on March 25, 1996.

In the first quarter of 1994, the Company expensed its entire investment of $2,000,000 along with the related investment banking fees of approximately $263,000. This approach to the investment was made on the basis that the invested amounts are not assured of recoverability through future revenue streams. As of December 31, 1997 and 1996, the Company's underlying equity in its investment in AHN was $500,000 and $650,000 based on 4% and 8% of AHN's net assets, respectively. However, because the Company expensed its investment, its equity in AHN's net assets is not recognized in the balance sheet.

In May 1995, the Company entered into a content and royalty agreement with AHN. Under the agreement the Company is licensing its multimedia content to AHN from the date of the agreement until March 25, 2001, five years from the date the cable television network launched. The Company will receive a minimum of $11,000,000 in licensing royalties over the life of the agreement. This revenue was being recognized evenly over the life of the contract. Due to the gradual increase in actual payments versus the straight-line revenue recognition policy, a receivable was recorded for the difference between the revenue recognized and the cash received during the early years of the contract. In June 1997, as a result of the Company not receiving their quarterly payment, the outstanding AHN receivable was fully reserved. As such, the revenue recognized is currently on a cash basis for the AHN royalties. In December, AHN resumed payments but due to the uncertainty of future payments, the Company continues to recognize revenue on a cash basis. At December 31, 1997, the Company has a fully reserved receivable of $715,000 with scheduled payments in 1998. The Company recorded $493,000, $1,972,000 and $1,000,000 in license royalty revenue in 1997, 1996 and
1995, respectively.


NOTE 13. AGREEMENT WITH AT&T

In October 1995, the Company entered into a four year agreement with AT&T whereby the Company agreed to provide content for AT&T's HealthSite, a division of AT&T's Personal Online Service ("POS"), in exchange for guaranteed revenues. In August 1996, AT&T discontinued the HealthSite, and subsequently discontinued POS. The Company received the 1996 guaranteed revenue payment of $1,000,000 from AT&T.

Warrants held by AT&T to purchase up to 20% of the Company's common stock at a price of $14.00 per share expired on March 31, 1997.


NOTE 14. BENEFIT PLAN

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to make contributions up to the maximum amount provided under the Code. The Company may also make a discretionary contribution to the Plan. No such contributions have been made by the Company.


NOTE 15. MAYO AGREEMENT

In September 1997, the Company entered into an agreement with Mayo Foundation ("Mayo") which included a full transfer of ownership of IVI's O@sis web site to Mayo and a new arrangement for revenues and cost sharing concerning O@sis. Under the terms of the agreement, IVI received a $2,700,000 cash payment, an additional $300,000 cash payment for hosting the web site for a transition period, and the return of 490,000 shares of IVI common stock. Through the year 2001, the Company will receive a royalty from Mayo on certain revenues generated by the Mayo Health O@sis site and certain other non-O@sis Internet projects. In addition, Mayo was released from the Company's "right of first offer" on Mayo health products produced for electronic media, and Mayo assumed operating expenses incurred for the web site retroactive to January 1, 1997 which were recorded as a reduction to product development expenses. The Company recorded the $2,700,000 payment as other income and recorded the $300,000 payment as contract development revenue during the third and fourth quarter.


NOTE 16. RELATED PARTY TRANSACTIONS

During 1997 and 1996, the Company subleased approximately 20,000 square feet of its Eden Prairie office space to Reality Interactive, Inc. Reality Interactive, Inc. and the Company share a common Board member.

The Company had a note receivable of approximately $88,000 and $229,000 from a former officer of the Company at December 31, 1997 and 1996, respectively. This note receivable, included in accounts receivable in the balance sheet, will be used to offset future contract consulting fees.

During 1996, two officers of the Company participated in the Company's debt offering. The total amount of debt issued by the Company to these individuals was $120,000. Additionally, three directors of the Company participated in the debt offering, either individually or through affiliated organizations. The total amount of debt issued by the Company to these individuals and organizations was $550,000. On October 28, 1997, this debt was converted into common stock at a rate of $2.00 per share (See note 7).


NOTE 17. LEGAL PROCEEDINGS

In March 1996, the Company commenced an action seeking replevin of certain computer equipment leased to a former contractor, Viridis, Inc. In May of 1996, Viridis expanded the scope of the action by filing a cross-complaint against the Company, alleging that the Company breached contractual obligations and committed various torts by ending its business relationship with Viridis and seeking $10,000,000. In October 1997, the Company and Viridis entered into a settlement agreement resolving all disputes between them. Under the terms of this agreement, the Company issued 175,000 shares of restricted common stock, paid $225,000 and issued a $125,000 installment note payable in 15 monthly installments ending December 1998. The estimated value of the shares issued, $433,000, was recorded as a general and administrative expense at the date of the settlement. The settlement agreement also called for an additional $25,000 to be paid by the Company when AHN resumed its quarterly payments. The Company recorded total general and administrative expenses of $808,000 in connection with the settlement. The outstanding obligations are secured by all of the Company's assets except its interests in AHN.

In February 1996, an action in the District Court of Hennepin County (Minnesota) was brought by T. Randal Productions et al. against the Company and one current and two former employees. The plaintiffs make various allegations, including misappropriation of corporate opportunities and trade secrets by the Company and its employees and sought award of monetary damages, exemplary damages and royalties substantially in excess of $10,000,000. In November 1997, a jury found that there was no joint venture between T. Randal and the Company and/or any of its employees but awarded T. Randal $480,000 plus interest for damages sustained to its business. The jury verdict is subject to motions for a new trial, amended findings and for judgment notwithstanding the verdict and to appeal to the Court of Appeals. The plaintiffs also have an action pending against certain affiliates of the Company on the same grounds on which the action against the Company was based. The Company has indemnified these principles against any damages arising out of these claims. While the Company is unable to predict the ultimate outcome of these legal actions, it is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's Financial Statements taken as a whole.

In 1996, Berkshire Multimedia Group, Inc. ("Berkshire") initiated mediation regarding a dispute with the Company. Shortly after an unsuccessful mediation conference was held in September 1996, Berkshire Multimedia Group filed a demand for arbitration alleging that the Company breached its obligations under a contract. An arbitration hearing was completed in January 1997, and in February 1997 the arbitration panel awarded Berkshire $300,000. Hennepin County (Minnesota) District Court vacated that award on May 29, 1997, and Berkshire appealed the case. The Court of Appeals heard the case in late 1997 and reinstated the original decision of the arbitration panel in January 1998. On February 25, 1998, the Hennepin County (Minnesota) District Court issued an order directing that judgment be entered against the Company in the amount of $300,000 plus interest. The Company recorded general and administrative expense of $300,000 in 1996.


NOTE 18. RELOCATION OF OPERATIONS

During 1997, the Company decided to move its primary operating facilities from Minneapolis, Minnesota to Seattle, Washington in early 1998. As a result, certain of the Company's leasehold improvements and computer and software equipment having a carrying value of $721,000 is not transferable, or will not be utilized in the Company's operations going forward in 1998. The Company plans to sell salvageable assets in 1998 and has estimated the sale value, net of related selling costs, to be immaterial. Accordingly, the Company has recorded an impairment loss of $721,000 in 1997, which is included in general and administrative expenses. In addition, the Company recorded $252,000 and $610,000 in general and administrative expenses related to lease termination costs and severance for former officers and employees, respectively.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The expenses relating to the registration of the Common Stock, the Warrants and the Warrant Shares will be borne by the registrant. Such expenses are estimated to be as follows:


Registration Fee
  Securities and Exchange Commission                           $ 4,697.41
Accountants' Fees                                              $12,000.00
Legal Fees                                                     $ 8,000.00
Printer's Fees                                                 $ 1,000.00
Miscellaneous                                                  $ 1,500.00
                                                               ----------
           Total                                               $27,197.41



Item 14. Indemnification of Directors and Officers.

        Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person, against judgments, penalties and fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions, acted in good faith, received no improper personal benefit and Section 302A.255 (which pertains to director conflicts of interest), if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. The Company's Articles of Incorporation and Bylaws do not limit the Registrant's obligation to indemnify such persons.

        The Company's Articles of Incorporation limit the liability of its directors to the full extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Company's Articles of Incorporation.

Item 15. Recent Sales of Unregistered Securities.

        In November 1996, the Company issued $3,500,250 of 9% Convertible Subordinated Debentures. These debentures were converted into Common Stock on October 28, 1997 at a rate of $2.00 per share, resulting in the issuance of 1,750,000 unregistered shares of Common Stock. Because the offering involved only 16 debenture holders and no general solicitation occurred, in addition to other factors, the issuance did not involve a public offering and therefore the Company relied upon Section 4(2) of the Security Act of 1933 for such issuance.

        In November 1995, the Company issued 2,000 shares of 6% Series A Convertible Redeemable Preferred Stock for $2,000,000 to Davidson & Associates, Inc., in connection with entering into a distribution agreement. The

Series A Preferred Stock was converted into Common Stock on October 30, 1997 at a rate of $2.00 per share, resulting in the issuance of 1,000,000 unregistered shares of Common Stock. The Company relied on Section 3(a)(9) of the Securities Act of 1933 on the ground that the issuance was pursuant to conversion of convertible securities.

        On April 10, 1998, the Company completed the sale of 5,000 shares of its Series B Convertible Preferred Stock to Advantage Fund II Ltd. and Koch Industries, Inc. With regard to this sale, the company claims exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder because, to the Company's knowledge, each of the purchases was made for the purchaser's own investment purposes and not for further distribution or resale by accredited investors. In addition, the issuer satisfied the other applicable requirements of Regulation D in connection with such offering and sale.

Item 16. Exhibits and Financial Statement Schedules.

(a)

      EXHIBIT
         NO.                             DESCRIPTION
      -------                            -----------

        3.1 Amended and Restated Articles of Incorporation of the Company, incorporated herein by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-1, No. 33-76496 (the 1994 S-1)

        3.2 Bylaws of the Company, incorporated herein by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-1, No. 33-67064 (the 1993 S-1)


        4.1 Form of Subscription Agreement, relating to the purchase of the Series B Preferred Stock, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.2 Form of Registration Rights Agreement, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.3 Form of Common Stock Purchase Warrant, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.4 Certificate of Designation for the Series B Convertible Preferred Stock of the Registrant, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513


        5       Opinion of Preston Gates & Ellis LLP regarding legality****

        10.1 License Agreement, dated April 24, 1991, among the Company, William Morrow Company and Mayo Foundation for Medical Education and Research, as amended, incorporated herein by reference to Exhibit No. 10.1 to the 1993 S-1

        10.2 Electronic Publishing License, Development and Marketing Agreement, dated April 28, 1993, between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit No. 10.4 to the 1993 S-1

        10.3 401(k) Savings and Investment Plan, incorporated herein by reference to Exhibit No. 10.9 to Amendment No. 1 to the 1993 S-1

        10.4 1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit No. 10.11 to the 1994 S-1

        10.5 IVI Publishing, Inc. Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit No. 10.12 to the 1994 S-1

        10.6 License Agreement, dated February 9, 1994, between the Company and Time Life, Inc. and First Amendment to Titles Development Agreement, dated as of February 9, 1994 between the Company and Time Life, Inc., incorporated herein by reference to Exhibit No.
                10.19 to the 1994 S-1

        10.7 Lease Agreement, dated March 30, 1994, between the Company and Ryan/Wilson Limited Partnership, incorporated herein by reference to Exhibit No. 10.25 to the 1994 S-1

        10.8 License, Development and Marketing Agreement, dated September 28, 1994, between the Company and Time Life, Inc., incorporated by reference to Exhibit No. 10.25 to the Company's Form 10-K for the year ended December 31, 1994*

        10.9 1994 License, Development and Marketing Agreement, dated September 27, 1994, between the Company and Mayo Foundation for Medical Education and Research, incorporated by reference to Exhibit No. 10.26 to the Company's Form 10-K for the year ended December 31, 1994*

        10.10 License Agreement, dated November 10, 1994, between the Company and Massachusetts Medical Society, incorporated by reference to Exhibit No. 10.27 to the Company's Form 10-K for the year ended December 31, 1994*

        10.11 Sublicense Agreement, dated December 31, 1994, between the Company and Georg von Holtzbrinck GmbH & Co., incorporated by reference to Exhibit No. 10.28 to the Company's Form 10-K for the year ended December 31, 1994*

        10.12 Agreement between America's Health Network, Inc. and the Company, dated May 25, 1995, incorporated by reference to
                Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 1995*

        10.13 Amendment No. 2 to License Agreement among William Morrow Company, Mayo Foundation for Medical Education and Research and the Company, dated December 29, 1995, incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 1995*

        10.14 Financial Advisor and Consulting Agreement with Frazier & Company LP, dated July 14, 1994, as amended by a letter agreement, dated June 28, 1995, incorporated by reference to
                Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 1995**

        10.15 First Amendment dated June, 27, 1994 and Second Amendment dated October 10, 1995 to Lease Agreement between the Company and Ryan/Wilson Limited Partnership, incorporated by reference to
                Exhibit 10.20 to the Company's Form 10-K for the year ended December 31, 1995

        10.16 Agreement dated April 1995 among Ryan/Wilson Limited Partnership, Wilson Learning Corporation the Company regarding a certain lease, incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 1995

        10.17 Distribution on Consignment Agreement, dated February 29, 1996 between the Company and Davidson & Associates, Inc. , incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended December 31, 1995*

        10.18 Sublease Agreement, dated January 31, 1996, between the Company and The McGraw-Hill Companies, Inc. related to a property leased by Woodland Hills Property-W, Inc. pursuant to a May 23, 1993 lease with the Company, incorporated by reference to Exhibit
                10.23 to the Company's Form 10-K for the year ended December 31, 1995

        10.19 Employment Agreement between the Company and Joy A. Solomon, dated August 7, 1996, incorporated herein by reference to
                Exhibit 10.24 to the Company's Form 10-K for the year ended December 31, 1996**

        10.20 Separation Agreement between the Company and Ronald G. Buck, dated August 1, 1996, incorporated herein by reference to
                Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 1996**

        10.21 Notice of Lease Term to Sublease Agreement, dated April 1, 1996, between the Company and The McGraw-Hill Companies, Inc. related to a property leased by Woodland Hills Property-W, Inc. pursuant to a May 23, 1993 lease and January 31, 1996, Sublease with the Company, incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 1996

        10.22 Sublease Agreement, dated September 17, 1996, between the Company and Reality Interactive, Inc. for the fourth floor portion of the Main Lease between the Company and Ryan/Wilson Limited Partnership, Wilson Learning Corporation, incorporated herein by reference to Exhibit 10.27 to the Company's Form 10-K for the year ended December 31, 1996

        10.23 Letter of Employment to Tim Walsh, dated September 19, 1996, for the position of Vice President of Sales and Marketing for the Company, incorporated herein by reference to Exhibit 10.28 to the Company's Form 10-K for the year ended December 31, 1996**

        10.24 Settlement Agreement and Mutual Release dated September 12, 1997 between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 1997

        10.25 Sublicense Agreement dated September 12, 1997 between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 1997

        10.26 Separation Agreement and Release of Claims dated January 26, 1998 between the Company and Joy A. Solomon incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 1997**

        10.27 Letter Agreement dated November 9, 1997 between the Company and Robert Goodman, incorporated herein by reference to Exhibit
                10.27 to the Company's Form 10-K for the year ended December 31, 1997**

        10.28 Nonqualified Stock option Agreement dated December 11, 1997 between the Company and Robert Goodman, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 1998**

        23.1    Consent of Ernst & Young LLP

        23.2*** Consent of Preston Gates & Ellis LLP


        24      Power of Attorney****

        27.1    Financial Data Schedule


---------------

* Portions of the Exhibit have been deleted pursuant to the Company's request for confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Act of 1933, as amended

**      Management Agreement or Compensatory Plan or Arrangement

***     Contained within Exhibit 5


****    Previously filed.

(b)

REPORT OF THE INDEPENDENT AUDITORS

The Board of Directors and Shareholders
IVI Publishing, Inc.

We have audited the financial statements of IVI Publishing, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated February 12, 1998, except for
Note 2 as to which the date is April 13, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                   /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 12, 1998 except for Note 2 as
to which the date is April 13, 1998

                              IVI PUBLISHING, INC.

                SCHEDULE VII - VALUATION AND QUALIFYING ACCOUNTS

                             YEARS ENDED DECEMBER 31

                                 (IN THOUSANDS)


                                                                            Additions
                                                           Balance at       Charged to                                Balance at
                                                           Beginning        Costs and                                 End
                                                           of Period        Expenses             Deductions           of Period
                                                           ----------       ----------           ----------           ----------
Year Ended December 31, 1997
      Allowance for doubtful accounts receivable,
      promotional allowances and sales returns             $      277       $    2,336           $   (1,602)(1)       $    1,011
      Allowance for obsolete inventory                            485              200                 (234)(2)              451
                                                           ----------       ----------           ----------           ----------
                                                           $      762       $    2,536           $   (1,836)          $    1,462
                                                           ==========       ==========           ==========           ==========

Year Ended December 31, 1996
      Allowance for doubtful accounts receivable,
      promotional allowances and sales returns             $      753       $    1,675           $   (2,151)(1)       $      277
      Allowance for obsolete inventory                            682              365                 (562)(2)              485
                                                           ----------       ----------           ----------           ----------
                                                           $    1,435       $    2,040           $   (2,713)          $      762
                                                           ==========       ==========           ==========           ==========

Year Ended December 31, 1995
      Allowance for doubtful accounts receivable,
      promotional allowances and sales returns             $      730       $    1,659           $   (1,636)(1)       $      753
      Allowance for obsolete inventory                            124              698                 (140)(2)              682
                                                           ----------       ----------           ----------           ----------
                                                           $      854       $    2,357           $   (1,776)          $    1,435
                                                           ==========       ==========           ==========           ==========

(1) Deductions represent accounts receivable determined to be uncollectable and therefore charged against the allowance account; accounts receivable determined to be uncollectable due to return of product(s); and accounts credited due to promotional and administrative allowance arrangements with distributors

(2)     Write-offs of inventory

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

        (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 29th day of May, 1998.


                                       IVI PUBLISHING, INC.

                                       By     /s/ Robert N. Goodman
                                         _____________________________________
                                                  Robert N. Goodman
                                         President and Chief Executive Officer




        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 29th day of May, 1998.



                 SIGNATURES                                      TITLE
                 ----------                                      -----


                     *                          President, Chief Executive Officer, Director
--------------------------------------------    (Principal Executive Officer)
             Robert N. Goodman

                     *
--------------------------------------------    Controller, Vice President and Secretary
             Michael D. Conway                  (Principal Financial and Accounting Officer)

                     *
--------------------------------------------    Chairman of the Board of Directors
             Michael A. Brochu


--------------------------------------------    Director
              Alan D. Frazier

                     *
--------------------------------------------    Director
           Ronald E. Eibensteiner


--------------------------------------------    Director
             Timothy I. Maudlin


--------------------------------------------    Director
               Ann Kirschner

                     *
--------------------------------------------    Director
                Ram Shriram

                     *
--------------------------------------------    Director
               Rick Thompson



* By /s/ Robert N. Goodman
     ------------------------
         Robert N. Goodman
         Attorney in Fact

                                EXHIBIT INDEX



      EXHIBIT
         NO.                             DESCRIPTION
      -------                            -----------

        3.1 Amended and Restated Articles of Incorporation of the Company, incorporated herein by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-1, No. 33-76496 (the 1994 S-1)

        3.2 Bylaws of the Company, incorporated herein by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-1, No. 33-67064 (the 1993 S-1)


        4.1 Form of Subscription Agreement relating to the purchase of the Series B Preferred Stock, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.2 Form of Registration Rights Agreement, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.3 Form of Common Stock Purchase Warrant, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        4.4 Certificate of Designation for the Series B Convertible Preferred Stock of the Registrant, incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 333-53513

        5       Opinion of Preston Gates & Ellis LLP regarding legality****


        10.1 License Agreement, dated April 24, 1991, among the Company, William Morrow Company and Mayo Foundation for Medical Education and Research, as amended, incorporated herein by reference to Exhibit No. 10.1 to the 1993 S-1

        10.2 Electronic Publishing License, Development and Marketing Agreement, dated April 28, 1993, between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit No. 10.4 to the 1993 S-1

        10.3 401(k) Savings and Investment Plan, incorporated herein by reference to Exhibit No. 10.9 to Amendment No. 1 to the 1993 S-1

        10.4 1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit No. 10.11 to the 1994 S-1

        10.5 IVI Publishing, Inc. Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit No. 10.12 to the 1994 S-1

        10.6 License Agreement, dated February 9, 1994, between the Company and Time Life, Inc. and First Amendment to Titles Development Agreement, dated as of February 9, 1994 between the Company and Time Life, Inc., incorporated herein by reference to Exhibit No.
                10.19 to the 1994 S-1

        10.7 Lease Agreement, dated March 30, 1994, between the Company and Ryan/Wilson Limited Partnership, incorporated herein by reference to Exhibit No. 10.25 to the 1994 S-1

        10.8 License, Development and Marketing Agreement, dated September 28, 1994, between the Company and Time Life, Inc., incorporated by reference to Exhibit No. 10.25 to the Company's Form 10-K for the year ended December 31, 1994*

        10.9 1994 License, Development and Marketing Agreement, dated September 27, 1994, between the Company and Mayo Foundation for Medical Education and Research, incorporated by reference to Exhibit No. 10.26 to the Company's Form 10-K for the year ended December 31, 1994*

        10.10 License Agreement, dated November 10, 1994, between the Company and Massachusetts Medical Society, incorporated by reference to Exhibit No. 10.27 to the Company's Form 10-K for the year ended December 31, 1994*

        10.11 Sublicense Agreement, dated December 31, 1994, between the Company and Georg von Holtzbrinck GmbH & Co., incorporated by reference to Exhibit No. 10.28 to the Company's Form 10-K for the year ended December 31, 1994*

        10.12 Agreement between America's Health Network, Inc. and the Company, dated May 25, 1995, incorporated by reference to
                Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 1995*

        10.13 Amendment No. 2 to License Agreement among William Morrow Company, Mayo Foundation for Medical Education and Research and the Company, dated December 29, 1995, incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 1995*

        10.14 Financial Advisor and Consulting Agreement with Frazier & Company LP, dated July 14, 1994, as amended by a letter agreement, dated June 28, 1995, incorporated by reference to
                Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 1995**

        10.15 First Amendment dated June, 27, 1994 and Second Amendment dated October 10, 1995 to Lease Agreement between the Company and Ryan/Wilson Limited Partnership, incorporated by reference to
                Exhibit 10.20 to the Company's Form 10-K for the year ended December 31, 1995

        10.16 Agreement dated April 1995 among Ryan/Wilson Limited Partnership, Wilson Learning Corporation the Company regarding a certain lease, incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 1995

        10.17 Distribution on Consignment Agreement, dated February 29, 1996 between the Company and Davidson & Associates, Inc. , incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended December 31, 1995*

        10.18 Sublease Agreement, dated January 31, 1996, between the Company and The McGraw-Hill Companies, Inc. related to a property leased by Woodland Hills Property-W, Inc. pursuant to a May 23, 1993 lease with the Company, incorporated by reference to Exhibit
                10.23 to the Company's Form 10-K for the year ended December 31, 1995

        10.19 Employment Agreement between the Company and Joy A. Solomon, dated August 7, 1996, incorporated herein by reference to
                Exhibit 10.24 to the Company's Form 10-K for the year ended December 31, 1996**

        10.20 Separation Agreement between the Company and Ronald G. Buck, dated August 1, 1996, incorporated herein by reference to
                Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 1996**

        10.21 Notice of Lease Term to Sublease Agreement, dated April 1, 1996, between the Company and The McGraw-Hill Companies, Inc. related to a property leased by Woodland Hills Property-W, Inc. pursuant to a May 23, 1993 lease and January 31, 1996, Sublease with the Company, incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 1996

        10.22 Sublease Agreement, dated September 17, 1996, between the Company and Reality Interactive, Inc. for the fourth floor portion of the Main Lease between the Company and Ryan/Wilson Limited Partnership, Wilson Learning Corporation, incorporated herein by reference to Exhibit 10.27 to the Company's Form 10-K for the year ended December 31, 1996

        10.23 Letter of Employment to Tim Walsh, dated September 19, 1996, for the position of Vice President of Sales and Marketing for the Company, incorporated herein by reference to Exhibit 10.28 to the Company's Form 10-K for the year ended December 31, 1996**

        10.24 Settlement Agreement and Mutual Release dated September 12, 1997 between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 1997

        10.25 Sublicense Agreement dated September 12, 1997 between the Company and Mayo Foundation for Medical Education and Research, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 1997

        10.26 Separation Agreement and Release of Claims dated January 26, 1998 between the Company and Joy A. Solomon incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 1997**

        10.27 Letter Agreement dated November 9, 1997 between the Company and Robert Goodman, incorporated herein by reference to Exhibit
                10.27 to the Company's Form 10-K for the year ended December 31, 1997**

        10.28 Nonqualified Stock option Agreement dated December 11, 1997 between the Company and Robert Goodman, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 1998**

        23.1    Consent of Ernst & Young LLP

        23.2*** Consent of Preston Gates & Ellis LLP

        24      Power of Attorney****

        27.1    Financial Data Schedule


---------------

* Portions of the Exhibit have been deleted pursuant to the Company's request for confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Act of 1933, as amended

**      Management Agreement or Compensatory Plan or Arrangement

***     Contained within Exhibit 5

****    Previously filed.